Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-292294

This prospectus supplement (the "Prospectus Supplement"), together with the short form base shelf prospectus dated September 17, 2025, as amended by Amendment No. 1 dated December 19, 2025, to which it relates, as may be further amended or supplemented (the "Base Shelf Prospectus"), and each document deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, as amended or supplemented (collectively, the "Prospectus"), constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca and www.sec.gov/edgar.

PROSPECTUS SUPPLEMENT

(To the Base Shelf Prospectus dated September 17, 2025, as amended on December 19, 2025)

New Issue	June 24, 2026

CYBIN INC. DOING BUSINESS AS

HELUS PHARMA

US$50,000,008

10,309,280 Common Shares

____________________________________

Price: US$4.85 per Common Share
____________________________________

Cybin Inc., doing business as Helus Pharma ("Helus Pharma" or the "Corporation"), is hereby qualifying the distribution (the "Offering") of 10,309,280 common shares in the capital of the Corporation (the "Common Shares") at a price of US$4.85 per Common Share (the "Offering Price" and such Common Shares, the "Offered Shares") for aggregate gross proceeds of US$50,000,008.

The distribution of the Offered Shares qualified by this Prospectus Supplement is referred to herein as the "Offering". See "Description of Securities Being Distributed".

The Offering is being made in the United States only under the Corporation's registration statement on Form F-10 (File No. 333-292294) (the "Registration Statement"), which was filed with the United States Securities and Exchange Commission (the "SEC"), under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), on December 19, 2025. The Registration Statement became automatically effective upon filing of the Registration Statement pursuant to Rule 467(a) of the U.S. Securities Act on December 19, 2025. The Offered Shares are being issued pursuant to an underwriting agreement dated June 23, 2026 (the "Underwriting Agreement") by and between the Corporation and Cantor Fitzgerald & Co. ("Cantor") and Barclays Capital Inc. ("Barclays" and together with Cantor, the "Representatives"), as representatives of the several underwriters, together with Bloom Burton Securities Inc. and Lucid Capital Markets, LLC (together with the Representatives, the "Underwriters"). The Offered Shares will be offered in the United States by the Underwriters under this prospectus supplement to the Registration Statement filed with the SEC. See "Plan of Distribution".

The Offered Shares are not being offered for sale to the public in Canada under this Prospectus Supplement and there will be no solicitations or marketing activities undertaken in Canada in connection with the Offering. This Prospectus Supplement qualifies the distribution of the Offered Shares to eligible investors outside of Canada. The Offering is being made only in the United States and, subject to applicable law and the Underwriting Agreement, certain other jurisdictions outside of Canada and the United States. See "Plan of Distribution".

The Corporation has not engaged in the business of trading and advising in securities with respect to the Offering.

An investment in the Offered Shares is highly speculative and involves significant risks that investors should consider before purchasing such Offered Shares. Investors should carefully review the "Risk Factors" section of this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein as well as the information under the heading "Cautionary Statement Regarding Forward-Looking Information".

	Offering Price (1)	Underwriters' Fee(2)	Net Proceeds to the Corporation(3)
Per Offered Share	US$4.85	US$0.2910	US$4.559
Total	US$50,000,008	US$3,000,000.48	US$47,000,007.52

Notes:

(1) The Offering Price was determined by arm's length negotiation between the Corporation and the Underwriters with reference to the then-current market price of the Common Shares.

(2) The Corporation has agreed to pay the Underwriters a cash commission equal to 6.0% of the total gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution" for a description of the Underwriters' compensation.

(3) After deducting the Underwriters' Fee, but before deducting the expenses of the Offering (estimated to be approximately US$300,000 which together with the Underwriters' Fee, will be paid from the gross proceeds of the Offering). The Underwriters have also agreed to reimburse the Corporation for certain expenses.

Closing of the Offering is expected to occur on or about June 25, 2026, or such other date as the Corporation and the Underwriters may agree (the "Closing Date").

It is expected that the Offered Shares distributed under this Prospectus Supplement will be available for delivery in the book-based system of registration to be registered in the name of The Depositary Trust Company ("DTC") and deposited with DTC on the Closing Date. Generally, a purchaser of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC participant (a "Participant") through which the Offered Shares are purchased. See "Plan of Distribution".

This Prospectus Supplement is filed pursuant to (i) the Base Shelf Prospectus filed in each of the provinces and territories of Canada, and (ii) the Base Shelf Prospectus as a part of the Corporation's Registration Statement.

The issued and outstanding Common Shares are listed in Canada on Cboe Canada Inc. ("Cboe Canada") and in the United States on the Nasdaq Global Market (the "Nasdaq"), in each case under the trading symbol "HELP". On June 23, 2026, the last trading day prior to the filing of this Prospectus Supplement, the closing prices of the Common Shares listed on Cboe Canada and the Nasdaq were C$6.94 and US$4.85, respectively.

The Corporation has applied to list the Offered Shares offered by this Prospectus Supplement on Cboe Canada and has submitted a Listing of Additional Shares Notification Form relating to the Offered Shares to the Nasdaq. Listing will be subject to the Corporation fulfilling all of the listing requirements of Cboe Canada and the Nasdaq, as applicable.

Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in this Prospectus Supplement or the accompanying Prospectus, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares pursuant to this Offering. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See "Certain Canadian Income Tax Considerations", "Certain United States Federal Income Tax Considerations to U.S. Holders" and "Risk Factors".

The Underwriters, as principals, conditionally offer the Offered Shares in connection with the Offering, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution".

Certain legal matters relating to the Offering and the validity of the Offered Shares offered hereby are being passed upon on behalf of the Corporation by Aird & Berlis LLP, with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to United States legal matters, and on behalf of the Underwriters by Bennett Jones LLP with respect to certain Canadian legal matters, and by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to certain United States legal matters.

The Offering is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada ("MJDS"), to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and may not be comparable to financial statements of United States companies, which are prepared under United States generally accepted accounting principles, or "US GAAP". Such financial statements are subject to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Offered Shares.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is a corporation existing under the laws of the province of Ontario, Canada, and that the majority of its officers and directors are not residents of the United States, that some or all of the experts named in this Prospectus Supplement and in the accompanying Base Shelf Prospectus may not be residents of the United States, and that a substantial portion of the assets of the Corporation and such persons are located outside the United States. See "Enforcement of Civil Liabilities by U.S. Investors".

Eric So, a director and officer of the Corporation, Paul Glavine, a director and officer of the Corporation, and Dr. Freda Lewis-Hall, a director of the Corporation, each reside outside of Canada. They have appointed Aird & Berlis Inc., Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9, as agent for service of process in Ontario. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Except as otherwise indicated, references to "US$" and "$" are to United States dollars and references to "Canadian dollars", or "C$" are to Canadian dollars. See "Currency and Exchange Rate Information". Certain totals, subtotals and percentages may not precisely reconcile due to rounding.

The Corporation's head and registered office is located at 100 King Street West, Suite 5600, Toronto, ON M5X 1C9.

Investors should assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears, regardless of the time of delivery of this Prospectus Supplement or of any sale of the Offered Shares.

Joint Book Running Managers

Cantor	Barclays

Lead Managers

Bloom Burton & Co.	Lucid Capital Markets

TABLE OF CONTENTS

Prospectus Supplement

Base Shelf Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the Offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

The Corporation has not authorized anyone to provide investors with different or additional information. The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction in which it is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference herein or therein, is accurate as of any date other than the date indicated in those documents, as the Corporation's business, operating results, financial condition and prospects may have changed since such date. Before an investment is made, an investor should carefully read this Prospectus Supplement, the accompanying Base Shelf Prospectus and all information incorporated by reference herein and therein. These documents contain information that should be considered when making an investment decision.

The Corporation filed the Base Shelf Prospectus with the securities commissions in all Canadian provinces and territories (the "Canadian Qualifying Jurisdictions") in order to qualify the offering of the securities described in the Base Shelf Prospectus in accordance with National Instrument 44-102 - Shelf Distributions. The Ontario Securities Commission issued a receipt dated September 17, 2025, in respect of the final Base Shelf Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 - Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 -  Process for Prospectus Review in Multiple Jurisdictions.

The Base Shelf Prospectus also forms part of the Corporation's Registration Statement on Form F-10 (File No. 333-292294), which was filed with the SEC, under the U.S. Securities Act on December 19, 2025, utilizing the MJDS. The Registration Statement became automatically effective upon filing pursuant to Rule 467(a) of the U.S. Securities Act on December 19, 2025. The Registration Statement incorporates the Base Shelf Prospectus with certain modifications and deletions permitted by Form F-10 and the rules and regulations of the SEC. This Prospectus Supplement is being filed by the Corporation, with certain modifications and deletions permitted by Form F-10, with the SEC in accordance with the instructions to Form F-10.

Unless otherwise indicated or the context otherwise indicates or requires, all references in this Prospectus Supplement to "Helus Pharma" or the "Corporation", mean Cybin Inc., doing business as Helus Pharma, and its subsidiaries and associated corporations.

Neither the Corporation nor any of the Underwriters have taken any action to permit a public offering of the Offered Shares or the possession or distribution of this Prospectus Supplement in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this Offering and the distribution of this Prospectus Supplement.

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus. See "Documents Incorporated by Reference".

THE OFFERING

Offered Shares	10,309,280 Offered Shares

Common Shares to be outstanding immediately after the Offering	61,984,078 Common Shares

Use of Proceeds	The Corporation intends to use the net proceeds from the Offering to progress the Corporation’s HLP003 program for major depressive disorder (“MDD”), with Phase 3 APPROACH data expected in the fourth quarter of 2026, HLP004 program for generalized anxiety disorder (“GAD”), and HLP005 program, and for working capital and general corporate purposes. See “Use of Proceeds” in this Prospectus Supplement.

Risk Factors	See "Risk Factors" in this Prospectus Supplement, the Base Shelf Prospectus and other information included or incorporated by reference herein or therein for a discussion of factors you should consider carefully before deciding to invest in the Offered Shares.

Cboe Canada and Nasdaq Symbol	The issued and outstanding Common Shares are listed and posted for trading on Cboe Canada and Nasdaq under the symbol "HELP". The Corporation has applied to list the Offered Shares offered by this Prospectus Supplement on Cboe Canada and has submitted a Listing of Additional Shares Notification Form relating to the Offered Shares to the Nasdaq.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus Supplement, the Base Shelf Prospectus and in certain documents incorporated by reference herein and therein, contain information that constitutes "forward-looking information" and "forward-looking statements," within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements other than statements of historical fact, including, without limitation, those regarding the Corporation's future financial position, business strategy, budgets, research and development, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words "expect," "likely", "may," "will," "should," "intend," or "anticipate," "potential," "proposed," "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy, are forward-looking statements.

These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" in the Annual Information Form (as defined herein) and in this Prospectus Supplement and in other documents incorporated by reference herein. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this Prospectus Supplement, the Base Shelf Prospectus and in documents incorporated by reference herein and therein are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation. These forward-looking statements are made as of the date of this Prospectus Supplement or the Base Shelf Prospectus, as applicable, and the Corporation assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.

The forward-looking statements in this Prospectus Supplement, the Base Shelf Prospectus and in documents incorporated by reference herein and therein are based on numerous assumptions regarding the Corporation's present and future business strategies and the environment in which the Corporation will operate in the future, including assumptions regarding business and operating strategies, and the Corporation's ability to operate on a profitable basis.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: receipt of all regulatory and stock exchange approvals; listing of the Offered Shares issuable under the Offering; the net proceeds, if any, from sales under this Prospectus Supplement; the Corporation's use of proceeds and business objectives and milestones and the anticipated timing of execution, see "Use of Proceeds"; limited operating history; achieving publicly announced milestones; speculative nature of investment risk; early stage of the industry and product development; regulatory risks and uncertainties; risks of operating in Australia and European countries; "foreign private issuer" status under U.S. securities laws; plans for growth; limited products; limited marketing and sales capabilities; no assurance of commercial success; no profits or significant revenues; reliance on third parties for clinical development activities; risks related to third party relationships; reliance on contract manufacturers; safety and efficacy of products; clinical testing and commercializing products; completion of clinical trials; commercial grade product manufacturing; nature of regulatory approvals; market access and acceptance; unfavourable publicity or consumer perception; social media; biotechnology and pharmaceutical market competition; reliance on key executives and scientists; employee misconduct; business expansion and growth; negative results of external clinical trials or studies; product liability; enforcing contracts; product and material recalls; distribution and supply chain interruption; difficulty to forecast; promoting the brand; product viability; success of quality control systems; reliance on key inputs; liability arising from fraudulent or illegal activity; operating risk and insurance coverage; costs of operating as public company; management of growth; conflicts of interest; foreign operations; exchange rate fluctuations; cybersecurity and privacy risk; risk related to artificial intelligence; environmental regulation and risks; legalization of scheduled serotonergic agonists; forward-looking statements may prove to be inaccurate; effects of inflation; political and economic conditions; litigation risk; application and interpretation of tax laws; enforcement of civil liabilities; pandemics; risks related to intellectual property: trademark protection; trade secrets; patent law reform; patent litigation and intellectual property; protection of intellectual property; third-party licences; financial and accounting risks; substantial number of authorized but unissued Common Shares; dilution; negative cash flow from operating activities and going concern; additional capital requirements; lack of significant product revenue; estimates or judgments relating to critical accounting policies; inadequate internal controls; risks related to the Common Shares; market for the Common Shares; significant sales of Common Shares; volatile market price for the Common Shares; tax issues; no dividends; risks related to the Offering; an investment in the Offered Shares is highly speculative; completion of the Offering; discretion in the use of proceeds from the Offering; positive return not guaranteed; the Corporation's expectation that it will be a "passive foreign investment company"; and the Corporation may lose "foreign private issuer" status in the future.

Although the forward-looking statements are based upon what management currently believes to be reasonable assumptions, the Corporation cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Corporation has made assumptions regarding, among other things:

• substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that the Corporation will continue to incur significant losses in the future;

• uncertainty as to the Corporation's ability to raise additional funding to support operations;

• the Corporation's ability to access additional funding;

• the fluctuation of foreign exchange rates;

• the risks associated with pandemics;

• the risks associated with the development of the Corporation's product candidates which are at early stages of development;

• reliance upon industry publications as the Corporation's primary sources for third-party industry data and forecasts;

• reliance on third parties to plan, conduct and monitor the Corporation's preclinical studies and clinical trials;

• reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;

• the Corporation's product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

• risks related to filing investigational new drug applications to commence clinical trials and to continue clinical trials if approved;

• the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

• competition from other biotechnology and pharmaceutical companies;

• the Corporation's reliance on the capabilities and experience of the Corporation's key executives and scientists and the resulting loss of any of these individuals;

• the Corporation's ability to fully realize the benefits of acquisitions;

• the Corporation's ability to adequately protect the Corporation's intellectual property and trade secrets;

• the risk of patent-related or other litigation; and

• the risk of unforeseen changes to the laws or regulations in the United States, the United Kingdom, Canada, the Netherlands, Ireland, Poland, Greece, Australia and other jurisdictions in which the Corporation operates.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Every patient treated on future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This Prospectus Supplement and the documents incorporated by reference herein contain certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

In addition to the factors set out above and those identified under the heading "Risk Factors" in the Annual Information Form and in this Prospectus Supplement, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Corporation has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Many of these factors are beyond the Corporation's ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Corporation. The Corporation may note additional factors elsewhere in this Prospectus Supplement and in any documents incorporated by reference herein. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Corporation, or persons acting on the Corporation's behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, the Corporation undertakes no obligation to update any forward-looking statement.

The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire Prospectus, including the Annual Information Form, the documents incorporated by reference herein, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding securities of the Corporation.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purpose of the Offering.

As at the date hereof, the following documents of the Corporation filed with the securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus Supplement:

1. annual information form of the Corporation dated June 30, 2025, for the year ended March 31, 2025 (the "Annual Information Form");

2. the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal years ended March 31, 2025 and 2024, together with the auditor's report thereon;

3. management's discussion and analysis of the Corporation for the fiscal year ended March 31, 2025;

4. the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three and nine months ended December 31, 2025 (the "Interim Financial Statements");

5. management's discussion and analysis of the Corporation for the three and nine months ended December 31, 2025 (the "Interim MD&A");

6. management information circular of the Corporation dated July 14, 2025 relating to the annual meeting of shareholders of the Corporation held on August 18, 2025;

7. material change report dated July 9, 2025, in connection with a private placement (the "June 2025 Private Placement") completed by the Corporation on June 30, 2025, of US$50,000,000 aggregate principal amount of unsecured convertible debentures (the "Convertible Debentures") issued to a single investor pursuant to a securities purchase agreement, dated June 30, 2025, as amended on August 12, 2025 (the "Securities Purchase Agreement");

8. material change report dated September 3, 2025, relating to senior leadership changes;

9. material change report dated November 7, 2025, relating to the registered direct offering (the "October 2025 Offering") of 22,277,750 Common Shares and, in lieu of Common Shares to certain investors, 4,605,500 pre-funded Common Share purchase warrants at a price of US$6.51 per Common Share and US$6.50999 per pre-funded warrant for aggregate gross proceeds of US$175,009,911.45. Each Common Share and each pre-funded warrant was accompanied by 0.35 of one Common Share purchase warrant;

10. material change report dated December 31, 2025, relating to the at-the-market equity program to allow the Corporation to issue and sell up to US$100,000,000 of Common Shares from treasury to the public, from time to time, through Cantor and Cantor Fitzgerald Canada Corporation; and

11. material change report dated February 18, 2026, relating to the appointment of Michael Cola as Chief Executive Officer.

Any document of the type referred to in Section 11.1 of Form 44-101F1 - Short Form Prospectus Distributions filed by the Corporation with a securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus Supplement and prior to the termination of this distribution shall be deemed to be incorporated by reference in the Prospectus Supplement for the purposes of the Offering. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K or 40-F or the exhibits thereto filed or furnished, as applicable, by the Corporation with the SEC, under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document or information shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus forms a part but, in the case of a report on Form 6-K, only if and to the extent expressly so provided in any such report. In addition, the Corporation may incorporate by reference into the Registration Statement, of which this Prospectus Supplement and the Base Shelf Prospectus form a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein. The Corporation's current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov/edgar.

Copies of the documents incorporated by reference herein will be available electronically on the Corporation's SEDAR+ profile, which can be accessed at www.sedarplus.ca, and from the Corporation's EDGAR profile at www.sec.gov/edgar. The Corporation's filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offering to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

References to the Corporation's website in any documents that are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Base Shelf Prospectus and the Corporation disclaims any such incorporation by reference. Neither the Corporation nor the Underwriters have provided or otherwise authorized any other person to provide investors with information other than that contained or incorporated by reference in this Prospectus Supplement or accompanying Base Shelf Prospectus, and the Corporation does not take any responsibility for other information that others may give an investor. If an investor is provided with different or inconsistent information, he or she should not rely on it.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Base Shelf Prospectus under "Documents Incorporated by Reference", the following documents have been or will be filed with the SEC as part of the Registration Statement: (i) powers of attorney from certain of the Corporation's directors and officers (included on the signature page of the Registration Statement); (ii) the consent of Zeifmans LLP; (iii) the consent of the Corporation's Canadian counsel, Aird & Berlis LLP; and (iv) the Underwriting Agreement described in this Prospectus Supplement.

CURRENCY AND EXCHANGE RATE INFORMATION

This Prospectus Supplement contains translations of some Canadian dollar amounts into U.S. dollars solely for convenience.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

	Year Ended March 31, 2026	Nine Months Ended December 31, 2025

Highest rate during the period	C$1.4348	C$1.4348
Lowest rate during the period	C$1.3515	C$1.3558
Average rate for the period	C$1.3820	C$1.3853
Rate at the end of the period	C$1.3939	C$1.3706

On June 23, 2026, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.42 (the "2026 Rate"). Unless otherwise indicated, currency translation in this Prospectus Supplement reflects the 2026 Rate.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC the Registration Statement under the U.S. Securities Act with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Base Shelf Prospectus but contained in the Registration Statement is available on EDGAR under the Corporation's profile at www.sec.gov/edgar. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to the Corporation, the Offering and the Offered Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

The Corporation is required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. The Corporation is also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE CORPORATION

This summary does not contain all the information that may be important to an investor in deciding whether to invest in the Offered Shares. An investor should read the entire Prospectus, including the section entitled "Risk Factors", the applicable Prospectus Supplement, and the documents incorporated by reference herein, including the Annual Information Form, before making such decision.

Summary of the Business

Helus Pharma is a clinical-stage pharmaceutical company on a mission to provide treatments designed to foster durable improvements in mental health and help minds heal. Helus Pharma strategically innovates novel serotonergic agonists ("NSAs") through rigorous patient-centered research and clinical excellence.1 Serotonergic agonists broadly refer to compounds that activate serotonin receptors and include a wide range of approved and investigational drugs with varying selectivity and mechanisms of action. NSAs are a proprietary subset of serotonergic agonists that are synthetically engineered to selectively activate specific serotonin receptor subtypes and signaling pathways, with the aim of achieving differentiated and more precise therapeutic effects.

Helus Pharma's research and development work focuses on a three-pillar strategy that leverages the Corporation's core competencies in preclinical innovation and clinical development. This strategy supports the creation of intellectual property ("IP") focused on developing the Corporation's platform technology to develop NSAs, the progression of clinical development programs studying certain of these NSAs, including HLP003 (previously referred to as CYB003), a deuterated psilocin molecule, HLP004 (previously referred to as CYB004), a deuterated version of N, N-dimethyltryptamine ("DMT"), HLP005 (previously referred to as CYB005), phenethylamine and tryptamine derivatives, and an expansive list of preclinical molecules to facilitate future drug development opportunities.

On October 23, 2023, the Corporation completed a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement"), pursuant to which Small Pharma Inc. ("Small Pharma") became a wholly-owned subsidiary of the Corporation. Small Pharma was a biotechnology company focused on developing short-duration therapies for the treatment of mental health conditions. Small Pharma initiated programs across its "First-generation" and "Second-generation" serotonergic agonist portfolio. First-generation serotonergic agonists refer to serotonergic agonists found in nature or previously studied. Second-generation serotonergic agonists refer to NSAs, which are often first-generation serotonergic agonists that have been chemically modified with the aim to optimize their therapeutic benefit. On April 1, 2024, pursuant to the provisions of the Business Corporations Act (Ontario) (the "OBCA"), Small Pharma completed a horizontal amalgamation with Helus Pharma Corp., with Helus Pharma Corp. being the resulting entity. As a result of this amalgamation, Cybin UK Ltd. T/A Helus is now a wholly-owned subsidiary of Helus Pharma Corp.

With a common goal to develop differentiated, next-generation therapeutics, the combination of Helus Pharma and Small Pharma creates a leading international, clinical-stage company with potential to improve clinical outcomes and address key unmet needs for people with mental health conditions. The companies' combined development portfolios are highly complementary and provide multiple opportunities to create operational and cost synergies.

As a result of the acquisition of Small Pharma under the Arrangement, Helus Pharma currently has over 100 granted patents and over 250 pending applications.

Advancement of Mental Healthcare

The Corporation is conducting research and development of next-generation therapeutics that aim to address unmet needs in the treatment of mental health and neurological conditions. This comprehensive development work is predicated on structural modifications of known tryptamine and phenethylamine derivatives to improve their pharmacokinetic properties while maintaining their respective pharmacology.

1 This is a forward-looking statement that involves material assumptions by the Corporation. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

Across its extensive research and development programs, Helus Pharma is evaluating a wide array of novel, synthetic active pharmaceutical ingredients intended to be delivered through innovative drug delivery systems including via inhalation, via intravenous, and intramuscular, or subcutaneous administration.2

The Corporation intends to apply for regulatory approval for therapies targeting indications such as MDD, alcohol use disorder, GAD and potentially other various mental health conditions.3 The Corporation is also developing compounds that may have the potential to address neuroinflammation, central nervous system disorders, and psychiatric disorders.4

Further, over the next 12-month period, the Corporation will continue to seek to establish strategic partnerships that advance the Corporation's scientific research and IP for novel compounds and delivery mechanisms.5 The Corporation will also continue to sponsor select internal and partner-related clinical trials that advance the understanding of safety and efficacy for various NSAs that target mental health and neurological conditions.6

For additional information in respect of the Corporation and its operations, please see the Annual Information Form and Interim MD&A incorporated by reference into this Prospectus Supplement.

Recent Developments

Other than as set forth below and generally in this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference herein, there have been no material developments in the business of the Corporation since February 12, 2026, the date of the Corporation's most recently issued Interim Financial Statements and Interim MD&A.

On February 17, 2026, the Corporation announced the publication in Nature Medicine of results from a Phase 2a randomized, placebo-controlled clinical trial evaluating SPL026, in participants with moderate-to-severe MDD.

On February 24, 2026, the Corporation announced the appointment of Dr. Freda Lewis-Hall, DFAPA, MFPM, to its Board of Directors. Dr. Lewis-Hall also serves as Chair of the Corporation's Scientific Advisory Committee.

On March 5, 2026, the Corporation announced topline results from a Phase 2 signal detection study evaluating HLP004 as a potential treatment for adults with moderate-to-severe GAD who remained symptomatic despite ongoing standard of care antidepressant therapy, including selective serotonin reuptake inhibitors and related agents.

On March 12, 2026, the Corporation announced the appointment of Jill Conwell as Chief People Officer. As of May 13, 2026, Jill Conwell has stepped down as Chief People Officer.

On April 16, 2026, the Corporation announced the appointment of Dr. Ken Kramer, PhD as Senior Vice President, Medical Affairs.

On April 20, 2026, the Corporation announced that Michael Cola was stepping down as Chief Executive Officer, effective immediately, at the request of the Board of Directors. The Board of Directors appointed Co-Founder and Executive Chairman Eric So as Interim Chief Executive Officer while a search for a successor is conducted.

On April 23, 2026, the Corporation announced the addition of Dr. Robert Langer and Dr. Stephen Brannan to its Scientific Advisory Board.

2 See footnote 1.

3 See footnote 1.

4 See footnote 1.

5 See footnote 1. A material factor and assumption underlying this forward-looking statement is that the Corporation will be able to successfully negotiate strategic partnerships.

6 See footnote 1. The material factors and assumptions underlying this forward-looking statement are: (a) that the Corporation will be able to successfully negotiate strategic partnerships; and (b) all necessary approvals for the studies will be obtained.

On April 28, 2026, the Corporation announced a collaboration with TARA Mind to support clinical trial recruitment for its PARADIGM HLP003 Phase 3 program for MDD, while also expanding mental health awareness and access within the veteran community.

On June 24, 2026, the Corporation announced that enrollment in the APPROACH Phase 3 clinical trial of HLP003 for the adjunctive treatment of MDD is progressing as planned and has surpassed 86% enrollment.

Intercorporate Relationships

As at the date of this Prospectus Supplement, the Corporation's corporate structure includes the following wholly-owned subsidiaries:

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Offering consists of a distribution of 10,309,280 Offered Shares.

Offered Shares

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. As at June 23, 2026, the Corporation had sus674,798 Common Shares and nil preferred shares issued and outstanding. On September 19, 2024, the outstanding Common Shares were consolidated on the basis of one new Common Share for every 38 existing Common Shares (the "Consolidation").

Each Common Share (including the Offered Shares) entitles the holder thereof to one vote at meetings of shareholders of the Corporation other than meetings of the holders of another class of shares. Each holder of Common Shares is also entitled to receive dividends if, as and when declared by the board of directors of the Corporation. Holders of Common Shares are entitled to participate in any distribution of the Corporation's net assets upon liquidation, dissolution or winding-up on an equal basis per share. There are no pre-emptive, redemption, retraction, purchase or conversion rights attaching to the Common Shares. Common Shares are issued only as fully paid and are non-assessable.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering are estimated to be approximately US$46,700,007.52, after deducting the Underwriters' Fee of US$3,000,000.48 and estimated expenses of this Offering of US$300,000.

The Corporation intends to use the net proceeds from the Offering as follows:

Proceeds	Offering Amount
Offering (Gross Proceeds Raised)	US$50,000,008
Underwriters' Fee	US$3,000,000.48
Estimated expenses of the Offering	US$300,000

Net Proceeds	US$46,700,007.52

Use of Proceeds(1)	Amount
HLP003 Program(2)
Provide topline efficacy data readout from the first Phase 3 study, APPROACH, expected in the fourth quarter of 2026	US$6,624,000
HLP004 Program(3)
Complete the design of the next study	US$75,000
HLP005 Program(4)
Deliver a drug development candidate	US$723,000
Working Capital, and General Corporate Purposes(5)	US$39,278,007.52

Total	US$46,700,007.52

Notes:

(1) Please see the Interim MD&A for a description of the Corporation's programs. All milestones are subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Corporation is working.

(2) The Corporation anticipates providing topline efficacy data readout from the first Phase 3 study, APPROACH, in Q4 2026.7

(3) The Corporation anticipates completing the design of the next study by the end of Q3 2026. 8

(4) The Corporation anticipates delivering a drug development candidate by the second half of 2027, which has been updated from the previous estimated timeline of Q4 2026.9

(5) Includes personnel costs, professional services, overhead expenses and general expenses to be incurred by the Corporation in the normal course of business. In addition, the Corporation intends to use a portion of these proceeds to continue funding its HLP003 Program, HLP004 Program and HLP005 Program. The allocation between and specific milestones within these programs have not yet been determined.

The Corporation believes it is prudent, particularly at the Corporation's stage of development and the competitive industry landscape, to secure capital for general corporate and working capital purposes to ensure that the Corporation maintains sufficient liquidity and capital resources in the near to medium term. At any given time, the Corporation may be engaged in discussions and activities in respect of potential growth initiatives and other strategic opportunities that are complementary or accretive to the Corporation's business, which may include acquisitions or other investments. Some of the suppliers and services providers of the Corporation may be associated or affiliated with parties who have invested in the Corporation from time to time. As of the date of this Prospectus Supplement, the Corporation has not identified any specific investments or projects, nor any probable or significant acquisitions it wishes to undertake; however, it is important for the Corporation to have funds available to quickly and opportunistically pursue such opportunities as they arise. To the extent the Corporation requires additional capital, it may raise funds through debt and equity financing in the future.

7 There is no assurance that this timeline will be met or that the program will advance to clinical trials, at all. See footnote 1.

8 There is no assurance that this timeline will be met or that the program will advance to clinical trials, at all. See footnote 1.

9 There is no assurance that this timeline will be met or that the program will advance to clinical trials, at all. See footnote 1.

The use of the net proceeds is subject to change due to the influence of many evolving variables, including those as described under "Business Overview - Stage of Development - Non-Revenue Generating Projects" in the Interim MD&A and in the Annual Information Form, any changes in legislation and regulations, applications for licenses and the receipt of required licenses, renewals and other regulatory approvals. As a result, the Corporation cannot provide definitive details with respect to timing or specific uses of the net proceeds of the Offering. Such decisions will depend on market and competitive factors, as described herein, as they evolve over time. See "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors".

There may be circumstances where for sound business reasons, the Corporation reallocates the use of proceeds depending on the amount of proceeds raised, the time periods in which the proceeds are raised, developments in relation to potential growth initiatives and other strategic opportunities or unforeseen events, see "Risk Factors - Discretion in the Use of Proceeds".

Since inception, the Corporation has financed its operations primarily from the issuance of equity and interest income on funds available for investment. To date, the Corporation has raised approximately US$537,755,000 in gross proceeds through private placement and prospectus offerings. The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activities. As the Corporation has not yet achieved profitability, there are uncertainties regarding its ability to continue as a going concern. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation's success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. See "Risk Factors - Negative Operating Cash Flow".

Until applied, the net proceeds will be held as cash balances in the Corporation's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof in accordance with the Corporation's investment policies.

For detailed information in respect of the Corporation's business objectives and milestones, sources and use of capital, and the application of proceeds from prior offerings by the Corporation, prospective purchasers should carefully consider the information described in the Base Shelf Prospectus, the Annual Information Form and the Interim MD&A, to which there has been no material changes since the date of the applicable document that have not otherwise been disclosed herein.

CONSOLIDATED CAPITALIZATION

As of June 23, 2026, the Corporation had 51,674,798 Common Shares issued and outstanding. There have been no material changes in the Corporation's share or loan capitalization on a consolidated basis since the date of the Interim Financial Statements, other than as described further below under "Prior Sales".

The following table sets forth the Corporation's cash, indebtedness and shareholders' equity as of December 31, 2025: (a) on an actual basis; and (b) after giving effect to the Offering. This table should be read in conjunction with the Interim Financial Statements and Interim MD&A. All figures in the table below related to securities are presented on a post-Consolidation basis.

Description of Capital	December 31, 2025	As at December 31, 2025, after giving effect to the Offering, and the transactions outlined under "Prior Sales"
Cash and Cash Equivalents(1)	US$195,128,000	US$242,128,007.52
Loans and Borrowings	-	-
Common Shares	49,894,131	61,984,078(2)
Pre-funded Common Share purchase warrants	4,605,500	2,997,253 (3)
Stock options	4,169,617	2,050,108(4)
Restricted share units	4,164,440	4,256,550(5)
Performance share units	-	- (6)
Common Share purchase warrants	12,205,335	12,205,335(7)

Notes:

(1) Proceeds from the Offering are before deducting expenses but are net proceeds after deducting the Underwriters' Fee.

(2) Between December 31, 2025 and the date of this Prospectus Supplement, the Corporation issued (i) an aggregate of 172,427 Common Shares in settlement of restricted share units, and (ii) an aggregate of 1,608,240 Common Shares on the exercise of 1,608,247 pre-funded Common Share purchase warrants issued in connection with the October 2025 Offering (the "2025 Pre-Funded Warrants").

(3) Between December 31, 2025 and the date of this Prospectus Supplement, an aggregate of 1,608,247 2025 Pre-Funded Warrants were exercised.

(4) Between December 31, 2025 and the date of this Prospectus Supplement, options to purchase an aggregate of 2,119,509 Common Shares that were outstanding under the Corporation's equity incentive plan (the "Equity Incentive Plan") were cancelled or otherwise expired.

(5) Between December 31, 2025 and the date of this Prospectus Supplement, the Corporation (i) granted an aggregate of 285,438 restricted share units under the Equity Incentive Plan, and an aggregate of 1,000,000 restricted share units outside of the Equity Incentive Plan, (ii) issued an aggregate of 172,427 Common Shares in settlement of 183,328 restricted share units, and (iii) cancelled an aggregate of 10,000 restricted share units that were outstanding under the Equity Incentive Plan, and an aggregate of 1,000,000 restricted share units that were outstanding outside of the Equity Incentive Plan. See "Prior Sales".

(6) On February 10, 2026, 325,000 performance share units were granted under the Equity Incentive Plan. On April 19, 2026, 325,000 performance share units were cancelled under the Equity Incentive Plan. See "Prior Sales".

(7) For ease of reference, the Common Share purchase warrants are presented above on a post-Consolidation basis however, the total number of Common Share purchase warrants outstanding have not been consolidated. Rather, the exchange ratio was adjusted on the Consolidation such that the number of Common Shares underlying each Common Share purchase warrant was consolidated.

PLAN OF DISTRIBUTION

The Offered Shares will be offered in the United States pursuant to the MJDS and, subject to applicable law and the terms and conditions set forth in the Underwriting Agreement, in certain jurisdictions outside of Canada and the United States, provided such sales comply with the relevant rules and regulations of those jurisdictions. The Offered Shares will be offered by the Underwriters under this Prospectus Supplement to the Corporation's Registration Statement filed with the SEC. The Offered Shares are not being offered to the public in Canada under this Prospectus Supplement.

Pursuant to the Underwriting Agreement, each Underwriter has agreed to purchase, as principal, subject to the terms of conditions contained in the Underwriting Agreement, the number of Common Shares shown opposite its name below:

Underwriter	Number of Common Shares
Cantor Fitzgerald & Co.	4,123,712
Barclays Capital Inc.	3,608,248
Bloom Burton Securities Inc.	1,546,392
Lucid Capital Markets, LLC	1,030,928
Total	10,309,280

The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions precedent such as the receipt by the Representatives of officers' certificates and legal opinions and approval of certain legal matters by their counsels. The Underwriting Agreement provides that the Underwriters will purchase all of the Offered Shares if any of them are purchased. The Corporation has agreed to indemnify the Underwriters and certain of their controlling persons against certain liabilities, including liabilities under the U.S. Securities Act and to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

The Underwriters are offering the Offered Shares subject to their acceptance of the Offered Shares from the Corporation and subject to prior sale. The Underwriters reserve the right to withdraw, cancel or modify offers and to reject orders in whole or in part. In addition, the Underwriters have advised the Corporation that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Neither Cantor nor Barclays is a registered dealer in any Canadian jurisdiction and, accordingly, none are permitted to and none will directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares offered hereby in Canada.

Commission and Expenses

The Underwriters have advised the Corporation that they propose to offer the Offered Shares at the Offering Price set forth on the cover page of this Prospectus Supplement and to certain dealers, which may include the Underwriters, at that price less a concession not in excess of US$0.1746 per Common Share. The Offering Price was determined by arm's length negotiation between the Corporation and the Underwriters in accordance with the applicable policies of Cboe Canada and the context of the market.

The following table shows the Offering Price, the Underwriters' Fee that the Corporation is to pay the Underwriters and the proceeds, before expenses, to the Corporation in connection with this Offering.

	Offering Price	Underwriters' Fee	Net Proceeds to the Corporation
Per Offered Share	US$4.85	US$0.2910	US$4.559
Total	US$50,000,008	US$3,000,000.48	US$47,000,007.52

The Corporation estimates expenses payable by it in connection with this Offering, other than the Underwriters' Fee referred to above, will be approximately US$300,000. The Corporation has agreed to reimburse the Underwriters for up to US$175,000 of certain of their counsels' fees and expenses, which reimbursed fee is deemed underwriting compensation for this Offering by the Financial Industry Regulatory Authority, Inc. The Underwriters have also agreed to reimburse the Corporation for certain expenses.

Listing

The Corporation's Common Shares are listed in Canada on Cboe Canada and in the United States on the Nasdaq, in each case under the trading symbol "HELP." The Corporation has applied to list the Offered Shares being distributed hereunder on Cboe Canada and has submitted a Listing of Additional Shares Notification Form relating to the Offered Shares to the Nasdaq. Listing on Cboe Canada and the Nasdaq is subject to the fulfillment of all of the listing requirements of Cboe Canada and the Nasdaq, respectively.

No Sales of Similar Securities

The Corporation has agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 45 days after the date of the Underwriting Agreement, without the prior written consent of the Representatives:

  sell, offer to sell, contract to sell or lend any (i) Common Shares or (ii) any options or warrants or other rights to acquire Common Shares or any securities exchangeable or exercisable for or convertible into Common Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, Common Shares ("Related Securities");
  effect any short sale or establish or increase a "put equivalent position" or liquidate or decrease any "call equivalent position" (as such terms are defined in Rule 16a-1 under the Exchange Act);
  pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, any Common Shares or Related Securities;

  enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic risk of ownership of Common Shares or Related Securities regardless of whether any such transaction is to be settled in securities, in cash or otherwise;
  announce the offering of any Common Shares or Related Securities;
  submit or file any registration statement under the U.S. Securities Act in respect of any Common Shares or Related Securities;
  effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Shares; or
  publicly announce an intention to do any of the foregoing.

The Corporation's executive officers and directors have also agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of 45 days after the date of the lock-up agreement, without the prior written consent of the Representatives:

  offer, sell, contract to sell, transfer, pledge, assign, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with any Common Shares or other securities of the Corporation held by the Corporation's executive officers and directors;
  publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Corporation held by the Corporation's executive officers and directors; or
  announce any intention to do any of the foregoing.

The restrictions in the two immediately preceding paragraphs do not apply in certain circumstances, including, and subject to certain additional restrictions:

(A) with respect to the Corporation:

(i) effecting the transactions contemplated by the Underwriting Agreement;

(ii) the grant, issuance, vesting, settlement (including net settlement or share withholding to satisfy tax obligations), exercise or conversion of equity compensation awards pursuant to the Corporation's existing or future equity compensation plans, inducement award plans, employee share purchase plans, or other compensatory or incentive arrangements of the Corporation, including restricted share units, performance share units, options, warrants or similar awards, and the issuance of Common Shares in connection therewith;

(iii) the issuance of Common Shares upon the exercise, vesting, settlement or conversion of any equity securities or awards, whether outstanding as of the date of the Underwriting Agreement or issued thereafter;

(iv) the obligations in respect of the Corporation's shareholders rights plan, as disclosed to the Underwriters;

(v) the issuance or sale of Common Shares in connection with the Corporation's at-the-market equity program, provided however that no sales shall be made until 15 days after the date of the Underwriting Agreement; and

(vi) the issuance or sale of Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures, licensing consulting, or strategic alliances occurring after the date of the Underwriting Agreement which are not issued for capital raising purposes, provided that (1) the aggregate number of Common Shares issued does not exceed 10% of the total number of Common Shares outstanding immediately following the issuance and sale of the Offered Shares pursuant to the Underwriting Agreement, and (2) the recipient of such securities during the Clear Market Restricted Period (as defined in the Underwriting Agreement) shall enter into an agreement acceptable to the parties, each acting reasonably.

(B) with respect to the Corporation's executive officers and directors:

(i) in connection with the vesting, settlement, or exercise of restricted share units, performance share units, options, warrants, or other rights to purchase Common Shares (including, in each case, by way of "net" or "cashless" exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted share units, performance share units, options, warrants, or other rights to acquire Common Shares;

(ii) transfers to or among a shareholder's affiliates or to immediate family members for tax or other planning purposes; and

(iii) a tender or sale by a shareholder of securities of the Corporation in or pursuant to a take-over bid or similar transaction involving a change of control of the Corporation.

The Representatives may, in their sole discretion and at any time or from time to time before the termination of the 45-day period, in the case of the Corporation, and 45-day period, in the case of the Corporation's executive officers and directors, release all or any portion of the securities subject to lock-up agreements.

Market Making, Stabilization and Other Transactions

The Underwriters may make a market in the Common Shares as permitted by applicable laws and regulations. However, the Underwriters are not obligated to do so, and the Underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Common Shares, or that you will be able to sell your Common Shares at any particular time or at a favorable price

In connection with the Offering, the Underwriters may, in accordance with applicable law including Regulation M under the Exchange Act, engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this Offering. These activities may have the effect of stabilizing or maintaining the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve "naked" short sales.

A stabilizing bid is a bid for the purchase of Common Shares on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Shares. A syndicate covering transaction is the bid for or the purchase of Common Shares on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. Similar to other purchase transactions, the Underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Common Shares or preventing or retarding a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the Offering if the Common Shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither the Corporation, nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. The Underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time.

Passive Market Making

The Underwriters may also engage in passive market making transactions in the Common Shares on Nasdaq in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of the Offered Shares in this Offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The Underwriters are not required to engage in passive market making and, if commenced, may end passive market making activities at any time.

Electronic Distribution

This Prospectus Supplement in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the Underwriters, selling group members (if any) or their affiliates. The Underwriters may agree with the Corporation to allocate a specific number of Offered Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Underwriters on the same basis as other allocations. Other than the Prospectus Supplement in electronic format, the information on the Underwriters' web sites and any information contained in any other web site maintained by any of the Underwriters is not part of this Prospectus Supplement, has not been approved and/or endorsed by us or the Underwriters and should not be relied upon by investors.

Other Activities and Relationships

The Underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The Underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business, the Underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Stamp Taxes

If you purchase Offered Shares offered in this Prospectus Supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this Prospectus Supplement.

The Offering is being made in the United States pursuant to the MJDS implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares are not being offered for sale to the public in Canada under this Prospectus Supplement and there will be no solicitations or marketing activities undertaken in Canada in connection with the Offering. Subject to applicable law and the terms of the Underwriting Agreement, the Offering may also be made in certain jurisdictions outside of Canada and the United States, provided such sales comply with the relevant rules and regulations of those jurisdictions. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Notice to Investors

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under Australia's Corporations Act 2001 (Cth) (the "Corporations Act") of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Corporation which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), an offer to the public of any Offered Shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Offered Shares may be made at any time under the following exemptions under the Prospectus Regulation:

(i) to any legal entity which is a "qualified investor" as defined under the Prospectus Regulation;

(ii) to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Offered Shares shall result in a requirement for the Corporation or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation, and each person who initially acquires any Offered Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Corporation that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any Offered Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Offered Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Offered Shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale.

The Corporation, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the Underwriters of such fact in writing may, with the prior consent of the Underwriters, be permitted to acquire Offered Shares in the offer.

For the purposes of this provision, the expression an "offer to the public" in relation to any Offered Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Offered Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Offered Shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

Hong Kong

WARNING - The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

The Offered Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the "FIEA"), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
  where no consideration is given for the transfer;
  where the transfer is by operation of law;
  as specified in Section 276(7) of the SFA; or
  as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities is directed only at, investors listed in the first addendum (the "Addendum") to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and "qualified individuals", each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

In relation to the United Kingdom, no Offered Shares have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom, except that the Offered Shares may be offered to the public in the United Kingdom at any time:

(i) to any legal entity which is a "qualified investor" as defined in paragraph 15 of Schedule 1 of the POATR;

(ii) to fewer than 150 natural or legal persons (other than "qualified investors" as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the Underwriters for any such offer; or

(iii) in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

Each person in the United Kingdom who initially acquires any Offered Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Corporation that it is a qualified investor within the meaning of paragraph 15 of Schedule 1 of the POATR.

In the case of any Offered Shares being offered to a financial intermediary as that term is used in paragraph 4 of regulation 7 of the POATR, each financial intermediary will also be deemed to have represented, warranted and agreed that the Offered Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Offered Shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale.

The Corporation, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements.

For the purposes of this provision, the expression an "offer to the public" in relation to any Offered Shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the Offered Shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the Offered Shares, and the expression "POATR" means the Public Offers and Admissions to Trading Regulations 2024.

This Prospectus Supplement is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) persons who are "qualified investors" (as defined in paragraph 15 of Schedule 1 of the POATR)  who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

TRADING PRICE AND VOLUME

The Common Shares were listed for trading on Cboe Canada and on NYSE American LLC ("NYSE American") under the trading symbol "CBYN". On January 5, 2026, the Corporation transferred its U.S. stock exchange listing from NYSE American to the Nasdaq under the ticker symbol "HELP". The Corporation continues to be listed on Cboe Canada under the same "HELP" ticker symbol.

The following tables set forth, for the periods indicated, the reported monthly high and low prices per Common Share and the total monthly trading volumes on Cboe Canada, NYSE American, and the Nasdaq, as applicable, for the 12-month period preceding the date of this Prospectus Supplement.

Cboe Canada Price Range

Month	High (C$)(1)	Low (C$)(1)	Volume(1)
June 2025	12.56	9.85	189,178
July 2025	12.18	9.98	261,253
August 2025	10.90	8.80	229,553
September 2025	10.33	8.00	451,016
October 2025	10.77	8.05	469,093
November 2025	10.41	7.85	471,080
December 2025	11.99	7.70	465,560
January 2026	12.12	8.89	315,582
February 2026	10.75	7.90	316,499
March 2026	11.61	5.90	475,838
April 2026	8.47	6.57	436,185
May 2026	7.52	5.70	302,878
June (1-23) 2026	7.18	5.30	223,285

Note:

(1) Source: Cboe Canada as of the date of this Prospectus Supplement. All figures related to securities are represented on a post-Consolidation basis.

On June 23, 2026, being the last day on which the Common Shares traded prior to the date of this Prospectus Supplement, the closing price of the Common Shares as reported on Cboe Canada was C$6.94.

NYSE American / Nasdaq Price Range

Month	High (US$)(1)	Low (US$)(1)	Volume(1)
June 2025(2)	9.20	7.11	5,711,894
July 2025(2)	9.83	7.26	11,021,801
August 2025(2)	7.88	6.3637	7,812,206
September 2025(2)	7.44	5.72	15,583,822
October 2025(2)	8.00	5.71	22,869,736
November 2025(2)	7.4375	5.52	14,108,797
December 2025(5)	8.71	5.51	19,897,907
January (1-2) 2026(3)(5)	8.28	6.62	8,976,315
January (5-31) 2026(4)(5)	8.97	6.52	8,258,614
February 2026(5)	7.83	5.76	12,148,771
March 2026(5)	8.55	4.29	27,110,747
April 2026(5)	6.26	4.80	32,549,100
May 2026(5)	5.55	4.15	14,895,739
June (1-23) 2026(5)	5.10	3.76	9,548,943

Notes:

(1) All figures related to securities are represented on a post-Consolidation basis.

(2) Common Shares listed for trading on the NYSE American. Source: NYSE American as of the date of this Prospectus Supplement.

(3) Represents trading on the facilities of the NYSE American for the period from January 1, 2026 to January 2, 2026. At market close on January 2, 2026, trading was halted on the NYSE American.

(4) Represents trading on the facilities of the Nasdaq for the period from January 5, 2026 to January 31, 2026. At market open on January 5, 2026, trading commenced on the Nasdaq.

(5) Source: Nasdaq as of the date of this Prospectus Supplement.

On June 23, 2026, being the last day on which the Common Shares traded prior to the date of this Prospectus Supplement, the closing price of the Common Shares as reported on the Nasdaq was US$4.85.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement:

Date of Issuance	Number / Principal Amount of Securities Issued(1)	Type	Issuance / Exercise / Conversion Price Per Security (C$)(1)(2)
June 30, 2025(3)	US$50,000,000	Convertible Debentures	See note (4)
July 17, 2025(5)	566,394	Common Shares	$10.46
August 15, 2025	53,800	Options	$10.00
August 15, 2025	80,000	Options	$11.00
August 25, 2025(5)	1,166,486	Common Shares	$9.56
August 28, 2025(5)	423,812	Common Shares	$9.87
August 28, 2025(6)	7,894	Common Shares	$9.52
August 29, 2025	15,000	Options	$11.00

September 23, 2025(5)	912,863	Common Shares	$8.40
October 1, 2025	600,000	Restricted Share Units	N/A
October 1, 2025	200,000	Options	$8.39
October 2, 2025(5)	683,452	Common Shares	$8.26
October 3, 2025(5)	116,859	Common Shares	$8.35
October 6, 2025(5)	165,171	Common Shares	$8.44
October 8, 2025(5)	185,816	Common Shares	$8.63
October 20, 2025(5)	364,003	Common Shares	$8.43
October 31, 2025(7)	22,277,750	Common Shares	$9.07
October 31, 2025(8)	9,049,138	Warrants	$11.35
October 31, 2025(9)	4,605,500	Pre-Funded Warrants	$0.000014
November 3, 2025	3,564,440	Restricted Share Units	N/A
November 14, 2025	48,240	Options	$8.39
December 31, 2025	13,430	Options	$11.65
January 6, 2026(10)	141,664	Common Shares	N/A
February 10, 2026	975,000	Restricted Share Units	N/A
February 10, 2026	325,000	Performance Share Units	N/A
February 20, 2026(10)	30,763	Common Shares	N/A
February 24, 2026	25,000	Restricted Share Units	N/A
March 10, 2026	35,000	Restricted Share Units	N/A
March 11, 2026(11)	765,250	Common Shares	$9.07
March 18, 2026(11)	799,996	Common Shares	$9.07
April 10, 2026	250,438	Restricted Share Units	N/A
June 17, 2026(11)	42,994	Common Shares	$9.07

Notes:

(1) All figures related to securities are represented on a post-Consolidation basis.

(2) Certain amounts have been converted from USD to CAD based on the average exchange rate posted by the Bank of Canada for the year ended March 31, 2026, being US$1.00 = C$1.3939.

(3) Convertible Debentures issued in connection with the June 2025 Private Placement.

(4) The principal amount of, and accrued and unpaid interest, if any, on the Convertible Debentures is convertible into Common Shares at the Conversion Price (as defined in the Securities Purchase Agreement).

(5) Common Shares issued on conversion of the Convertible Debentures.

(6) Common Shares issued upon exercise of certain options to purchase Common Shares.

(7) Common Shares issued in connection with the October 2025 Offering.

(8) Common Share purchase warrants issued in connection with the October 2025 Offering.

(9) The 2025 Pre-Funded Warrants issued in connection with the October 2025 Offering.

(10) Common Shares issued in settlement of Restricted Share Units.

(11) Common Shares issued upon exercise of the 2025 Pre-Funded Warrants. The 2025 Pre-Funded Warrants were issued at a price of US$6.50999 per 2025 Pre-Funded Warrant and have an exercise price of US$0.00001 per Common Share, resulting in an effective purchase price of US$6.51 per Common Share. Based on the average exchange rate posted by the Bank of Canada for the year ended March 31, 2026, this represents approximately $9.07 per Common Share.

RISK FACTORS

An investment in the Offered Shares is highly speculative and subject to a number of risks. Before deciding whether to invest, investors should consider carefully the risk factors set forth below and in the documents incorporated by reference in the Base Shelf Prospectus and this Prospectus Supplement (including those discussed under the heading "Risk Factors" in the Base Shelf Prospectus, the Corporation's Annual Information Form and the Interim MD&A) and all of the other information in the Prospectus Supplement (including, without limitation, the documents incorporated by reference). The risks described in this Prospectus Supplement are not the only risks that affect the Corporation. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently deems not to be material, may also become important factors that affect the Corporation. If any such risks actually occur, the Corporation's business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and investors could lose all or part of their investment.

Litigation Risk

As of the date of this Prospectus Supplement, no litigation or class proceedings have been commenced or certified. Should any litigation or class actions that the Corporation becomes involved in be unable to be resolved favourably or if any claims or litigation are determined against the Corporation, the Corporation's financial position, operating results and the trading price of the Common Shares could be materially adversely affected.

The Corporation faces the risk of various claims, legal proceedings, and class actions. Such actions could result in liabilities or necessitate operational changes, negatively impacting results. Even favorable resolutions can divert resources, generate substantial legal costs, and harm reputation.

The Corporation may be exposed to securities class action investigations or proceedings, especially following share price volatility or public disclosures. These proceedings could allege violations of securities laws or misrepresentations. Defending such claims is potentially costly and time-consuming and may lead to significant monetary judgments, settlements, or regulatory penalties. Any liability exceeding insurance coverage could materially and adversely affect the Corporation's business, financial condition, and results.

Application and Interpretation of Tax Laws

The Corporation is subject to direct and indirect taxes in various foreign jurisdictions. The amount of tax that the Corporation pays, directly or indirectly, is subject to the interpretation of applicable tax laws in the jurisdictions of operations in which the Corporation has interests. The Corporation has taken and will continue to take tax positions based on the application and interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining the Corporation's foreign provisions for taxes and other tax liabilities. There can be no assurance that a taxing authority will not have a different interpretation of the law and assess the Corporation, or the operations in which the Corporation has interests, with additional taxes. Further, the Corporation's future effective tax rates could be impacted by changes in tax laws or regulations, and changing interpretation of existing laws or regulations. Both domestic and international tax laws, and interpretation of the tax laws, are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulation and court rulings. The application of these tax laws and related regulations is subject to legal and factual interpretation, judgment and uncertainty.

Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

The Corporation has subsidiaries incorporated in the United States, Ireland and the United Kingdom. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States, Ireland and the United Kingdom. Courts in such jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law. See the section entitled "Enforcement of Civil Liabilities by U.S. Investors."

Dilution

The Corporation may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share, including as a result of issuances under the Equity Incentive Plan, convertible or exchangeable securities, or other corporate arrangements, including the Corporation's shareholder rights plan. See "Risk Factors - Additional Capital Requirements".

Negative Cash Flow from Operating Activities and Going Concern

The Corporation has had negative cash flow from operating activities since inception. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. As such, significant capital investment will be required to achieve the Corporation's existing plans. The Corporation's net losses have had and will continue to have an adverse effect on, among other things, shareholder equity, total assets and working capital. The Corporation expects that losses may fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial based on the stage of development of its principal programs. The Corporation cannot predict when it will become profitable, if at all. Accordingly, the Corporation may be required to obtain additional financing in order to meet its future cash commitments.

Additional Capital Requirements

As a research and development company, the Corporation expects to spend substantial funds to continue the research, development and testing of its prescription drug product candidates and to prepare to commercialize products subject to applicable regulatory approval. Substantial additional financing may be required if the Corporation is to be successful in continuing to develop its business and its products. No assurances can be given that the Corporation will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Corporation, if at all. If the Corporation is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion. The Corporation's ability to successfully raise additional capital and maintain liquidity may by impaired by factors outside of its control, such as a shift in consumer attitudes towards certain therapeutic methods or a downturn in the economy.

Heightened regulatory scrutiny could have a negative impact on the Corporation's ability to raise capital. The Corporation's business activities rely on developing laws and regulations in multiple jurisdictions. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Corporation's current or any future products may adversely affect the Corporation's business and operations, including without limitation, the Corporation's ability to raise additional capital.

In addition, the Corporation may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving its business objectives. The Corporation will eventually need to transition from a company with a development focus to a company capable of supporting commercial activities. The Corporation may not be successful in such a transition.

Market for the Common Shares

There can be no assurance that an active trading market for the Common Shares will develop or, if developed, that any market will be sustained. The Corporation cannot predict the prices at which the Common Shares will trade. Fluctuations in the market price of the Common Shares could cause an investor to lose all or part of its investment in Common Shares. Factors that could cause fluctuations in the trading price of the Common Shares include: (i) announcements of new offerings, products, services or technologies; commercial relationships, acquisitions or other events by the Corporation or its competitors; (ii) price and volume fluctuations in the overall stock market from time to time; (iii) significant volatility in the market price and trading volume of companies commercializing serotonergic agonist pharmaceuticals; (iv) fluctuations in the trading volume of the Common Shares or the size of the Corporation's public float; (v) actual or anticipated changes or fluctuations in the Corporation's results of operations; (vi) whether the Corporation's results of operations meet the expectations of securities analysts or investors; (vii) actual or anticipated changes in the expectations of investors or securities analysts; (viii) litigation involving the Corporation, its industry, or both; (ix) regulatory developments; (x) general economic conditions and trends; (xi) major catastrophic events; (xii) escrow releases, sales of large blocks of the Common Shares; (xiii) departures of key employees or members of management; or (xiv) an adverse impact on the Corporation from any of the other risks cited herein.

Significant Sales of Common Shares

Although Common Shares held by existing shareholders of the Corporation will be freely tradable under applicable securities legislation, the Common Shares held by the Corporation's directors, executive officers, control persons and certain other security holders may be subject to contractual lock-up restrictions and may also be subject to escrow restrictions pursuant to the policies of Cboe Canada. Sales of a substantial number of the Common Shares in the public market after the expiry of lock-up or escrow restrictions, or the perception that these sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for investors to sell Common Shares at a favourable time and price.

Volatile Market Price of the Common Shares

The securities market in Canada and the United States has experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Corporation. The value of the Common Shares distributed hereunder will be affected by such volatility.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Corporation's business, including fluctuations in the Corporation's operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis' estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "Cautionary Statement Regarding Forward-Looking Information". In addition, the market price for securities on stock markets, including Cboe Canada and Nasdaq, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Corporation.

Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Corporation's operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.

An Investment in the Securities is Highly Speculative

An investment in the securities of the Corporation carries a high degree of risk and should be considered as a speculative investment. The Corporation has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Completion of the Offering

The completion of the Offering is subject to the completion of definitive binding documentation and satisfaction of a number of conditions. There can be no certainty that the Offering will be completed.

Discretion in the Use of Proceeds from the Offering

The Corporation will have discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and may apply the net proceeds of the Offering in ways other than as described under "Use of Proceeds". As a result, an investor will be relying on the judgment of management for the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation's business, prospects, financial position, financial condition or results of operations may suffer.

Positive Return Not Guaranteed

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. A holding of Common Shares is highly speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Listing of the Offered Shares

The Corporation has applied to list the Offered Shares on Cboe Canada and has submitted a Listing of Additional Shares Notification Form related to the Offered Shares to Nasdaq. Any potential listing remains subject to the approval of Cboe Canada and the satisfaction of all applicable regulatory requirements. No assurance can be given that the application will be approved.

The Corporation expects to be a "passive foreign investment company", which may have adverse U.S. federal income tax consequences for U.S. Holders

Based on current business plans and financial expectations, the Corporation expects to be classified as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for its current tax year and may be classified as a PFIC in future tax years. If the Corporation is classified as a PFIC for any tax year during a U.S. Holder's (as defined herein) holding period of Offered Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Offered Shares and any so-called "excess distribution" received on its Offered Shares as ordinary income, and may be required to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be altered if a U.S. Holder makes a timely and effective QEF Election (as defined herein) with respect to the Corporation or a Mark-to-Market Election (as defined herein) with respect to the Offered Shares. A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. Holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the U.S. Holder's adjusted basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations to U.S. Holders - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. Holder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

"Foreign Private Issuer" Status Under the U.S. Securities Laws

The Corporation is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

The Corporation May Lose "Foreign Private Issuer" Status in the Future

In order to maintain the Corporation's current status as a "foreign private issuer", a majority of the Corporation's Common Shares must be either directly or indirectly held of record by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are held of record by United States residents and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Additionally, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Tax Act, generally applicable to the acquisition, holding and disposition of Offered Shares by a holder ("Holder" and collectively, the "Holders") who acquires, as beneficial owner, Offered Shares pursuant to this Prospectus Supplement. For the purposes of this summary, the term "Common Shares" shall also include the Offered Shares, unless the context otherwise requires. This summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm's length and is not affiliated with the Corporation, the Underwriters and any subsequent purchaser of such securities. Generally, the Common Shares will be considered to be capital property to a Holder, provided the Holder does not hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a "financial institution", as defined in the Tax Act, for the purposes of the "mark-to-market rules" in the Tax Act, (ii) that is a "specified financial institution", as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that has elected to determine its Canadian tax results in a "functional currency" other than the Canadian dollar; (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement", as those terms are defined in the Tax Act, with respect to the Common Shares; or (vi) that receives dividends on the Common Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person, or group of non-resident persons that do not deal at arm's length with each other, for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder in force as of the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Moreover, no advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of an investment in the Common Shares based on their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated any other currency must generally be converted into Canadian dollars based on the single daily exchange rate as quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Acquisition of Common Shares

When Common Shares (including an Offered Share) are acquired by a Holder who already owns Common Shares, the cost of newly acquired Common Shares will be averaged with the adjusted cost base of all Common Shares owned by the Holder as capital property before that time for the purpose of determining the Holder's adjusted cost base of all Common Shares held by such person.

Taxation of Resident Holders

The following portion of this summary applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders"). Certain Resident Holders whose Common Shares might not constitute capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have them, and every other "Canadian security" (as defined in the Tax Act) held by such Resident Holder in the taxation year of the election and each subsequent taxation year, be treated as capital property. Resident Holders contemplating making such an election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to "taxable dividends" received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any particular dividend as an "eligible dividend".

A dividend received or deemed to be received on the Common Shares held by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received  (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, a Common Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such Common Shares (or on a share for which the Common Share has been substituted), to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" or, at any time in the year, is or is deemed to be a "substantive CCPC" (each as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains. Such Resident Holders should consult their own tax advisors.

Minimum Tax

Capital gains realized (or deemed to be realized) and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty and convention, (i) are neither resident nor deemed to be resident in Canada, and (ii) do not and will not use or hold, and are not and will not be deemed to use or hold, the Common Shares in the course of business (including an adventure or concern in the nature of trade) carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on, or deemed to carry on, business in Canada and elsewhere or is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation on the Common Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is the beneficial owner of the dividends, resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a "U.S. Holder") is generally reduced to 15% of the gross amount of the dividends (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation's voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes (or is deemed to constitute) "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention. In addition, capital losses arising on the disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes (or is deemed to constitute) "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes Cboe Canada and the Nasdaq), at the time of disposition or deemed disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law, rights in, such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property of a Non-Resident Holder.

Non-Resident Holders should consult their own tax advisors as to whether their Common Shares constitute "taxable Canadian property".

In the event that the Common Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act in respect of any capital gain arising on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to have disposed, Common Shares that are, or are deemed to be, taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading "Taxation of Resident Holders - Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO U.S. HOLDERS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering under this Prospectus Supplement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations relevant to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address any U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership or disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations relating to the Offered Shares.

No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address all U.S. federal income tax considerations that may be relevant to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (i) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) have a "functional currency" other than the U.S. dollar; (v) own Offered Shares as part of a straddle, hedge, conversion transaction, constructive sale, or other integrated transaction; (vi) acquire Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (vii) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) are subject to special tax accounting rules with respect to the Offered Shares; (ix) are partnerships, other arrangements classified as partnerships or other "pass-through" entities (and partners or other investors in such partnerships); (x) are S corporations (and shareholders thereof); (xi) are U.S. expatriates or former long-term residents of the United States; (xii) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (xiii) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation; or (xiv) are deemed to sell Offered Shares under the constructive sale provisions of the Code. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the Offered Shares.

Passive Foreign Investment Company Rules

PFIC Status

If the Corporation were to constitute a "passive foreign investment company" within the meaning of Section 1297(a) of the Code (a "PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares. Based on current business plans and financial expectations, the Corporation expects to be classified as a PFIC for its current tax year and may be classified as a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year is made following the end of the tax year and depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Corporation's status as a PFIC and the status of any of the Corporation's non-U.S. subsidiaries as a PFIC for the current tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any non-U.S. subsidiary of the Corporation) concerning its PFIC status. If the Corporation is a PFIC for any tax year during which a U.S. Holder holds Offered Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years and regardless of whether such U.S. Holder held its Offered Shares for the entirety of any such tax year. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year, (i) 75% or more of the gross income of the Corporation is passive income (the "PFIC income test") or (ii) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Cash is generally a passive asset for these purposes.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if the Corporation (i) held a proportionate share of the assets of such other corporation and (ii) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax on their proportionate share of (i) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (ii) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax considerations applicable to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares, will depend on whether such U.S. Holder makes elections to treat the Corporation and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (each, a "QEF Election") for the first taxable year the Corporation or Subsidiary PFIC (as applicable) is a PFIC in which the U.S. Holder holds (or is deemed to hold) Offered Shares or a QEF Election together with a "purging" election with respect to such entity, or makes a mark-to-market election under Section 1296 of the Code with respect to the Offered Shares (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder" and will generally be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code (described below) with respect to: (i) any gain recognized on the sale or other taxable disposition of Offered Shares; and (ii) any "excess distribution" received on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, if the Corporation were to constitute a PFIC during a Non-Electing U.S. Holder's holding period, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on the Offered Shares (including with respect to the stock of a Subsidiary PFIC), must be ratably allocated to each day in the Non-Electing U.S. Holder's holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the Corporation became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this ongoing deemed PFIC status with respect to the Offered Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (i) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (ii) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (i) may receive a tax-free distribution from the Corporation to the extent that such distribution represents "earnings and profits", as computed for U.S. federal income tax purposes, that were previously included in income by the U.S. Holder because of such QEF Election and (ii) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a timely and effective QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Offered Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a timely-filed U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. If a U.S. Holder makes a "purging" election, the U.S. Holder will have additional tax basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election is made on a shareholder-by-shareholder basis and will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely-filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

For each tax year that the Corporation qualifies as a PFIC, the Corporation: (i) intends to make publicly available to U.S. Holders, upon their written request, a "PFIC Annual Information Statement" for the Corporation as described in Treasury Regulations Section 1.1295-1(g) (or any successor Treasury Regulation), and (ii) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Holder is reasonably required to obtain in connection with maintaining a QEF Election with regard to the Corporation. The Corporation may elect to provide such information on the Corporation's website. However, U.S. Holders should be aware that the Corporation can provide no assurances that the Corporation will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Corporation may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if such shares are marketable stock. The Offered Shares generally will be "marketable stock" if the Offered Shares are regularly traded on (i) a national securities exchange that is registered with the SEC, (ii) the national market system established pursuant to section 11A of the Exchange Act, or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (a) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (b) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor regarding the application of the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Offered Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of the Offered Shares as of the close of such tax year over (ii) such U.S. Holder's adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations. These amounts of ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income or long-term capital gains.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, if such stock is not itself marketable. Hence, the Mark-to-Market Election would not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291 of the Code, the IRS has issued proposed Treasury Regulations that would impact certain consequences of the application of the PFIC regime to U.S. Holders. Among other consequences, and subject to certain exceptions, such proposed Treasury Regulations would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Corporation is a PFIC during such U.S. Holder's holding period for the Offered Shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to the Ownership and Disposition of Offered Shares,

The following discussion is subject, in its entirety, to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution of cash or other property (other than certain distributions of Offered Shares or rights to acquire such Offered Shares), with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated "earnings and profits" of the Corporation, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see the section below entitled "Sale or Other Taxable Disposition of Offered Shares"). However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Offered Shares will constitute dividend income. Dividends received on the Offered Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction" generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on an established securities market in the United States, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of any cash received plus the fair market value of any property received and (ii) such U.S. Holder's adjusted tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for longer than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Offered Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Offered Shares will generally be subject to information reporting and backup withholding tax, currently at a rate of 24%, if a U.S. Holder (i) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering and the validity of the Offered Shares offered hereby are being passed upon on behalf of the Corporation by Aird & Berlis LLP, as Canadian counsel to the Corporation, and Dorsey & Whitney LLP, as U.S. counsel to the Corporation, and on behalf of the Underwriters by Bennett Jones LLP, as Canadian counsel to the Underwriters, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., as U.S. counsel to the Underwriters.

As of the date of this Prospectus Supplement, the "designated professionals" (as such term is defined in Form 51-102F2 - Annual Information Form) of each of Aird & Berlis LLP and Bennett Jones LLP beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Zeifmans LLP, Chartered Professional Accountants, are the auditors of the Corporation and have confirmed that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Neither Zeifmans LLP nor any of its "designated professionals" (as such term is defined in Form 51-102F2 - Annual Information Form), had any registered or beneficial interest in any securities or other property of the Corporation at the time they audited the relevant financial statements incorporated by reference in this Prospectus Supplement or at any time thereafter.

The registrar and transfer agent of the Common Shares is Odyssey Trust Company at its principal office in Calgary, Alberta.

ENFORCEMENT OF CIVIL LIABILITIES BY U.S. INVESTORS

The Corporation is a corporation existing under the OBCA. Other than Aaron Bartlone, Chief Operating Officer, and Dr. Freda Lewis-Hall, a director of the Corporation, all of the directors and officers, and all of the experts named in this Prospectus Supplement or the accompanying Base Shelf Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of the Offered Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Offered Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws or "Blue Sky" laws of any state within the United States.

The Corporation has been advised by its Canadian counsel, Aird & Berlis LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws or "Blue Sky" laws of any state within the United States.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as the agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of, related to, or concerning the offering of Offered Shares under this Prospectus Supplement and the accompanying Base Shelf Prospectus.

Amendment No. 1 dated December 19, 2025 to the Short Form Base Shelf Prospectus dated September 17, 2025

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus dated September 17, 2025, as amended by this amendment, has been filed under legislation in each of the provinces and the territories of Canada that permits certain information about these securities to be determined after the short form prospectus dated September 17, 2025, as amended by this amendment, has become final and that permits the omission from the prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The short form base shelf prospectus dated September 17, 2025, as amended by this amendment, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (the "SEC"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca.

December 19, 2025

CYBIN INC.

$1,700,000,000

Common Shares

Warrants

Units

Debt Securities

Subscription Receipts

The short form base shelf prospectus dated September 17, 2025 (the "Prospectus") of Cybin Inc. (the "Corporation" or "Cybin") is hereby amended by this Amendment No. 1 to increase the aggregate amount of Securities that may be offered from time to time under the Prospectus from $800,000,000 to $1,700,000,000. Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed thereto in the Prospectus.

___________________________

The Corporation is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation has prepared its consolidated financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

1

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in the Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.

An investor's ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, the majority of its officers and directors named in the Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Risk Factors - Enforcement of Civil Liabilities" in the Prospectus and in this Amendment No. 1.

See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors" beginning on pages 1 and 32 of the Prospectus, respectively, and the documents incorporated or deemed to be incorporated by reference therein and the applicable Prospectus Supplement, for a discussion of certain risks that you should consider in connection with an investment in these Securities.

NEITHER THE SEC NOR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

___________________________

Specifically, the Prospectus is amended by deleting all references to "$800,000,000" contained on the face page of the Prospectus and substituting "$1,700,000,000" therefor. The first paragraph of the text on the face page of the Prospectus, as so amended, is deleted and replaced with the following:

"This short form base shelf prospectus ("Prospectus") relates to the offering for sale from time to time (each, an "Offering") by Cybin Inc. (the "Corporation" or "Cybin") during the 25-month period commencing on September 17, 2025, that this Prospectus, including any amendments thereto, remains valid, of up to $1,700,000,000 in the aggregate of: (i) common shares ("Common Shares") of the Corporation; (ii) warrants ("Warrants") to purchase other Securities (as defined below) of the Corporation; (iii) units ("Units") comprised of one or more of the other Securities, (iv) senior and subordinated unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation, and (v) subscription receipts ("Subscription Receipts" and together with the Common Shares, Warrants, Units and Debt Securities, collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement ("Prospectus Supplement"). In addition, one or more securityholders of the Corporation (each a "Selling Securityholder") may also offer and sell Securities under this Prospectus. See "Selling Securityholders"."

The Prospectus is further amended by deleting the fourth paragraph on page iii of the Prospectus, and replacing it with the following:

"In determining that the Corporation has a reasonable expectation to distribute, during the 25-month period commencing on September 17, 2025 that this Prospectus, including any amendments hereto, remains valid, up to $1,700,000,000 in the aggregate of Securities, management of the Corporation has considered its ongoing contractual commitments amounting to (i) approximately $60,083,262 which will be used to qualify, in the United States pursuant to prospectus supplements to the Corporation's registration statement on Form F-10, the Common Shares issuable from time to time upon the exercise of certain Common Share purchase warrants issued by the Corporation on August 4, 2023 and November 14, 2023 in connection with unit offerings of the Corporation, and (ii) approximately $238,407,547 which will be used to qualify the periodic resale in the United States, pursuant to prospectus supplements to the Registration Statement (as defined below), by certain selling shareholders of previously issued Common Shares (collectively, the "Commitment Amount"). Further, on October 31, 2025, the Corporation completed a registered direct offering of 22,277,750 Common Shares (the "Offered Shares") and, in lieu of Common Shares to certain investors, 4,605,500 pre-funded Common Share purchase warrants (the "Pre-Funded Warrants") at a price of US$6.51 per Common Share and US$6.50999 per Pre-Funded Warrant (the "Registered Direct Offering"). Each Offered Share and Pre-Funded Warrant was accompanied by 0.35 of one Common Share purchase warrant (each whole warrant, an "October Warrant" and, together with the Offered Shares and Pre-Funded Warrants, the "Offered Securities"). Each October Warrant is exercisable to acquire one Common Share at a price of US$8.14 per Common Share. The Corporation qualified the Offered Securities in the United States pursuant to a prospectus supplement dated October 28, 2025 to the Corporation's registration statement on Form F-10, as amended (File No. 333-289139) (the "Registration Statement"), which was initially filed with the SEC, under the U.S. Securities Act, on July 31, 2025, as amended on September 17, 2025 concurrent with the filing of this Prospectus. Approximately $351,208,916 has been used to qualify the Offered Securities. Given the Commitment Amount and the closing of the Registered Direct Offering, as of December 19, 2025, the Corporation will have approximately $1,050,300,275 available under the Prospectus, which management of the Corporation reasonably expects to distribute during the 25-month period commencing on September 17, 2025 that this Prospectus, including any amendments hereto, remains valid.1

1 This is a forward-looking statement that involves material assumptions by the Corporation. There is no certainty as to the Corporation's ability to distribute securities or to raise additional funding to support operations. See "Risk Factors".

2

In addition, management of the Corporation has considered U.S. securities laws in connection with the registration of the Common Shares underlying Warrants issued pursuant to an Offering. The registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") of the Common Shares underlying Warrants initially sold to, or for the account or benefit of, U.S. persons (as defined in Regulation S Under the U.S. Securities Act) or persons in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act, permits the selling securityholders named in the U.S. prospectus supplements to the Corporation's registration statement on Form F-10 to re-sell such Common Shares without restriction under the U.S. Securities Act. In the absence of such registration, re-sales of such Common Shares would be required to comply with an exemption or exclusion from the registration requirements of the U.S. Securities Act.

The Corporation's Registration Statement was filed with the SEC concurrent with the filing of this Prospectus, for the equivalent United States dollar value of this Prospectus, being US$1,234,209,379.99 (converted from $1,700,000,000 at an exchange rate of US$1.00=CAD$1.3774, which was the daily average exchange rate reported by the Bank of Canada on December 18, 2025)."

The Prospectus is further amended by deleting the reference to "$800,000,000" contained in the first sentence of the first paragraph under the heading "Plan of Distribution" on page 31, so that such sentence, as so amended, reads as follows:

"The Corporation and the Selling Securityholders may from time to time during the 25-month period commencing on September 17, 2025, that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $1,700,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings."

The Prospectus is further amended by deleting the second paragraph under the section titled "Documents Incorporated by Reference" and replacing it with the following:

"The following documents of the Corporation filed with the securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus:

1. annual information form of the Corporation dated June 30, 2025, for the year ended March 31, 2025 (the "Annual Information Form");

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2. the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal years ended March 31, 2025 and 2024, together with the auditor's report thereon;

3. management's discussion and analysis of the Corporation for the year ended March 31, 2025;

4. the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three and six months ended September 30, 2025 (the "Interim Financial Statements");

5. management's discussion and analysis of the Corporation for the three and six months ended September 30, 2025 (the "Interim MD&A");

6. material change report dated July 9, 2025, relating to the private placement completed by the Corporation on June 30, 2025, of US$50,000,000 aggregate principal amount of unsecured convertible debentures, as amended and restated on August 12, 2025 (the "Convertible Debentures") issued to a single investor ("High Trail") pursuant to a securities purchase agreement, dated June 30, 2025, as amended on August 12, 2025 (the "Securities Purchase Agreement");

7. material change report dated September 3, 2025, relating to senior leadership changes;

8. material change report dated November 7, 2025, relating to the Registered Direct Offering of the Offered Securities; and

9. management information circular of the Corporation dated July 14, 2025 relating to the annual meeting of shareholders of the Corporation held on August 18, 2025."

The Prospectus is further amended by deleting the section titled "Select Recent Developments" and replacing it with the following:

"Other than as set forth below and generally in this Prospectus or the documents incorporated by reference herein, there have been no material developments in the business of the Corporation since November 12, 2025, the date of the Interim Financial Statements and Interim MD&A.

On December 18, 2025, the Corporation announced that it will voluntarily transfer its U.S. stock exchange listing to the Nasdaq Global Market (“Nasdaq”) from the NYSE American. The Corporation expects that its Common Shares will cease trading on the NYSE American at market close on January 4, 2026 and commence trading on the Nasdaq at market open on January 5, 2026. Concurrent with the commencement of trading on Nasdaq, the Corporation will no longer trade under the ticker symbol “CYBN” and instead will trade under the ticker symbol “HELP”. The Corporation will continue to be listed on the CBOE Canada and will also trade under the new “HELP” ticker symbol commencing on January 5, 2025.”

The Prospectus is further amended by deleting the section titled "Consolidated Capitalization" and replacing it with the following:

"Other than as disclosed herein and in the documents incorporated by reference in this Prospectus, there have been no material changes to the share and loan capitalization of the Corporation since the date of the Interim Financial Statements.

The following table sets forth the consolidated capitalization of the Corporation as at December 18, 2025, the date immediately before the date of this Prospectus. This table should be read in conjunction with the Interim Financial Statements and the related notes and the Interim MD&A that are incorporated by reference in this Prospectus. On September 19, 2024, the outstanding Common Shares were consolidated on the basis of one new Common Share for every 38 existing Common Shares (the "Consolidation"). All figures in the table below related to securities are represented on a post-Consolidation basis.

Description of Capital	December 18, 2025
Loans and Borrowings	Nil(1)
Common Shares	49,894,131
Stock options	4,171,897(2)
Restricted share units	4,164,440(3)
Common Share purchase warrants	12,205,334(4)
Pre-Funded Warrants	4,605,500(5)

Notes:

(1) On November 3, 2025, the Corporation used a portion of the net proceeds of the Registered Direct Offering to repay the remaining balance outstanding under the Convertible Debentures held by High Trail of US$20,150,000 and incurred early repayment fees of US$2,615,000, resulting in a total cash repayment of US$22,765,000.

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(2) On November 14, 2025, options to purchase an aggregate of 48,240 Common Shares at an exercise price of $8.39 per Common Share were granted under the Corporation's equity incentive plan (the "Equity Incentive Plan").

(3) On November 3, 2025, 3,564,440 restricted share units were granted under the Equity Incentive Plan.

(4) For ease of reference, the Common Share purchase warrants are presented above on a post-Consolidation basis however, the total number of Common Share purchase warrants outstanding have not been consolidated. Rather, the exchange ratio was adjusted on the Consolidation such that the number of Common Shares underlying each Common Share purchase warrant was consolidated.

(5) The Pre-Funded Warrants were issued pursuant to the Registered Direct Offering.

The applicable Prospectus Supplement will describe any material changes, and the effect of such material changes, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to each Prospectus Supplement."

The Prospectus is further amended by deleting the section titled "Use of Proceeds" and replacing it with the following:

"The net proceeds from any Offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that Offering of Securities. Notwithstanding, the Corporation's management has broad discretion in the application of proceeds of an Offering of Securities. On the basis of results obtained or for other sound business reasons, the Corporation may re-allocate funds as required. Accordingly, the Corporation's actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See "Risk Factors - Risks Related to an Offering - Discretion over the Use of Proceeds". The Corporation will not receive any proceeds from any sale of Securities by a Selling Securityholder.

Sources and Uses of Capital

As at December 19, 2025, the Corporation had approximately US$202,000,000 in cash. As at December 19, 2025, the Corporation anticipates that it will require approximately US$202,000,000 to continue operations over the next 12 months, including funding towards the achievement of the next significant milestone under the Corporation's Deuterated Psilocin Program (CYB003), Deuterated Dimethyltryptamine Program (CYB004), and Phenethylamine and Tryptamine Derivatives Program (CYB005).

The Corporation may be required to reduce its general and administrative expenses if it does not have sufficient capital to meet its below stated objectives, or it may allocate its financial resources differently than listed below. The expected reduction in future expenditures, absent any capital injections, compared to the Corporation's historic expenditures would be achieved as follows: (i) a reduction in marketing activities; (ii) a reduction in workforce and/or compensation; (iii) a reduction in public relations and investor relations activities; and (iv) a reduction of planned expenses under the Deuterated Dimethyltryptamine Program and Phenethylamine Derivatives Program, which would also result in a delay of anticipated timing for completion of the next significant milestones under each of these programs.

Program(1)	Anticipated 12 Month Use of Funds(2)(3) US($)	Anticipated Timeline for Completion(4)
Deuterated Psilocin Program (CYB003)(5)
Provide topline efficacy data readout from the first Phase 3 study, APPROACH	35,051,000	Q4 2026
Initiation of enrollment in the second Phase 3 study, EMBRACE	399,000	Q4 2025
Progression of the second Phase 3 study, EMBRACE	38,122,000	N/A(7)
Progression of the third Phase 3 study, EXTEND	25,995,000	N/A(7)
Deuterated Dimethyltryptamine Program (CYB004)
Provide topline data readout from the Phase 2 GAD study	1,339,000	Q1 2026
Phenethylamine and Tryptamine Derivatives Program (CYB005)
Deliver a drug development candidate	1,404,000	Q3 2026
Working Capital, and General Corporate Purposes(6)	99,690,000	N/A
Total	202,000,000

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Notes:

(1) Please see the Interim MD&A for a description of the Corporation's programs. All milestones are subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Corporation is working.

(2) Effective April 1, 2025, the Corporation changed its presentation currency from the Canadian dollar to the United States dollar. The change in presentation currency was made to better reflect the Corporation's operations, align with the currency in which the majority of cash based expenses are denominated, and improve comparability of its financial results with other publicly traded businesses in the industry. As a result, all amounts presented under the heading "Sources and Uses of Capital" are in United States dollar unless otherwise stated.

(3) Represents proceeds from private placements and offerings previously disclosed.

(4) Anticipated timeline for completion is based on the calendar year. There is no assurance that these timelines will be met or that the programs will advance. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated spending and  timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

(5) The Corporation's APPROACH trial participants (n=220) will be randomized 1:1 to receive 16 mg of CYB003 (n=110), or inactive placebo (n=110). Each arm will evaluate a two-dose regimen, with doses administered three weeks apart. The study will enroll patients suffering from moderate to severe MDD (MADRS≥24) who are on a stable dose of antidepressant medication but are responding inadequately. The primary endpoint will be change in depressive symptoms as measured by change in MADRS from baseline at six weeks after the first dose. APPROACH is expected to enroll at approximately 45 clinical sites across the U.S. The Corporation's EMBRACE trial participants (n=330) will be randomized 1:1:1 to receive 16 mg of CYB003 (n=110), 8 mg of CYB003 (n=110), or inactive placebo (n=110). Each arm will evaluate a two-dose regimen, with doses administered three weeks apart. The study will enroll patients suffering from moderate to severe MDD (MADRS≥24) who are on a stable dose of antidepressant medication but are responding inadequately. The primary endpoint will be change in depressive symptoms as measured by change in MADRS from baseline at six weeks after the first dose. EMBRACE is expected to enroll at approximately 60 clinical sites, with minimal site overlap with the APPROACH study. Participants (up to n=550) from APPROACH and EMBRACE will roll over into EXTEND, the Corporation's Phase 3 Pivotal study 3 trial, after the completion of the 12-week, double-blind, placebo-controlled treatment periods. During EXTEND, all participants who did not respond to treatment in the APPROACH and EMBRACE studies or who relapse during the EXTEND study will be eligible to receive an additional two doses of CYB003 (16 mg) administered three weeks apart. Participants who do not respond to these two doses or relapse again will be eligible to receive an additional single 16 mg dose of CYB003. The Corporation has engaged Worldwide Clinical Trials Inc, a full-service contract research organization with deep expertise in central nervous system drug development, to carry out the Phase 3 pivotal studies of CYB003. The Corporation cannot at this time estimate the cost of bringing CYB003 drug candidate to market as much of the associated costs depend on the outcomes of the phase III pivotal clinical trials. Further, there is no assurance that the aforementioned timelines will be met or that such studies will be completed. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

(6) Includes personnel costs, professional services, overhead expenses and general expenses to be incurred by the Corporation in the normal course of business. In addition, the Corporation intends to use a portion of these proceeds to continue funding both its Deuterated Psilocin Program and Deuterated Dimethyltryptamine Program. The allocation between and specific milestones within these programs have not yet been determined.

(7) The Corporation will progress the Phase 3 study EMBRACE and Phase 3 study EXTEND over the next 12 months however, these studies are not anticipated to be completed within the 12 month timeframe.

For detailed information in respect of the Corporation's business objectives and milestones, and the application of proceeds from prior offerings by the Corporation, prospective purchasers of Securities should carefully consider the information described in the Annual Information Form and Interim MD&A of the Corporation, and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

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As at December 19, 2025, the Corporation's current financial resources, absent any capital injections, will be sufficient to meet the Corporation's short-term liquidity requirements and to fund its operations for the coming 12 months. The Corporation makes this statement based on its current cash position of approximately US$202,000,000.

The Corporation's expectation is based on certain assumptions and risks as set forth in the section "Cautionary Note Regarding Forward Looking Information" and "Risk Factors" in this Prospectus.

The expected uses of capital represents the Corporation's current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of available capital will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of capital, or termination of a program objective, may be necessary in order for the Corporation to achieve its program objectives. The Corporation may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Corporation expects to either issue additional securities or incur debt to do so. The material factors or assumptions used to develop the estimated amounts for the 12 months period disclosed above are included in the "Cautionary Note Regarding Forward-Looking Information" section above. The actual amount that the Corporation spends in connection with each of the identified uses and programs will depend on a number of factors, including those listed under "Risk Factors" in, or incorporated by reference in, this Prospectus.

Negative Cash Flow From Operations

Since inception, the Corporation has financed its operations primarily from the issuance of equity and interest income on funds available for investment. To date, the Corporation has raised approximately US$537,755,000 in gross proceeds through private placement and prospectus offerings. The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activates. As the Corporation has not yet achieved profitability. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation's success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. See "Risk Factors - Risks Related to an Offering - Negative Operating Cash Flow"."

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an Offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to December 19, 2025, are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which is also or is deemed to be incorporated by reference therein, modifies or superseded that statement.

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation's business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described below and under the heading "Risk Factors" in the Annual Information Form and in the Interim MD&A, and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific Offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

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Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

The Corporation has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Most of the officers and directors named in this Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such person are located outside of the United States.

The Corporation has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

The Corporation is filing with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

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PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and the territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (the "SEC"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Cybin Inc. at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone 1-866-292-4601, and are also available electronically at www.sedarplus.ca.

New Issue and/or Secondary Offering	September 17, 2025

SHORT FORM BASE SHELF PROSPECTUS

CYBIN INC.
$800,000,000

Common Shares

Warrants

Units

Debt Securities

Subscription Receipts

This short form base shelf prospectus ("Prospectus") relates to the offering for sale from time to time (each, an "Offering") by Cybin Inc. (the "Corporation" or "Cybin") during the 25-month period that this Prospectus, including any of amendments thereto, remains valid, of up to $800,000,000 in the aggregate of: (i) common shares ("Common Shares") of the Corporation; (ii) warrants ("Warrants") to purchase other Securities (as defined below) of the Corporation; (iii) units ("Units") comprising of one or more of the other Securities, (iv) senior and subordinated unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation, and (v) subscription receipts ("Subscription Receipts" and together with the Common Shares, Warrants, Units and Debt Securities, collectively referred to herein as the "Securities"). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement ("Prospectus Supplement"). In addition, one or more securityholders of the Corporation (each a "Selling Securityholder") may also offer and sell Securities under this Prospectus. See "Selling Securityholders".

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in a Prospectus Supplement, including: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinate, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (vi) in the case of Securities to be offered and sold by Selling Securityholders, such information in respect of such Selling Securityholders as may be required under applicable securities laws. A Prospectus Supplement relating to a particular Offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

The Corporation and the Selling Securityholder(s) may sell the Securities through underwriters or dealers, directly by the Corporation or the Selling Securityholder(s) pursuant to applicable statutory exemptions, or through designated agents from time to time. See "Plan of Distribution". The Prospectus Supplement relating to a particular Offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation or the Selling Securityholder(s) in connection with the offering and sale of the Securities, and will set forth the terms of the Offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the Offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds to the Corporation or the Selling Securityholder(s) and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. This Prospectus may qualify an "at-the-market distribution", as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, in the case of the Corporation, but not the Selling Securityholders, sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be "at-the-market distributions", including sales made directly on the Cboe Canada Inc. (the "CBOE Canada") or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation and/or the Selling Securityholder(s). The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See "Plan of Distribution".

This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as the Canadian Overnight Repo Rate Average (CORRA), Secured Overnight Financing Rate (SOFR), Euro Inter-Bank Offered Rate (EURIBOR) or an alternative United States federal fund rate.

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the "at-the-market distribution", including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

In connection with any Offering of the Securities, subject to applicable laws and other than an "at-the-market distribution", the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

In determining that the Corporation has a reasonable expectation to distribute, during the 25-month period that this Prospectus, including any amendments hereto, remains valid, up to $800,000,000 in the aggregate of Securities, management of the Corporation has considered its ongoing contractual commitments amounting to (i) approximately $60,083,262 which will be used to qualify, in the United States pursuant to prospectus supplements to the Corporation’s registration statement on Form F-10, the Common Shares issuable from time to time upon the exercise of certain Common Share purchase warrants issued by the Corporation on August 4, 2023 and November 14, 2023 in connection with unit offerings of the Corporation, and (ii) approximately $265,998,942 which will be used to qualify the periodic resale in the United States, pursuant to prospectus supplements to the Registration Statement (as defined below), by certain selling shareholders of previously issued Common Shares (collectively, the “Commitment Amount”). Given the Commitment Amount, the Corporation will have approximately $473,917,796 available under the Prospectus, which management of the Corporation reasonably expects to distribute during the 25-month period that this Prospectus, including any amendments hereto, remains valid.1 In addition, management of the Corporation has considered U.S. securities laws in connection with the registration of the Common Shares underlying Warrants issued pursuant to an Offering. The registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) of the Common Shares underlying Warrants initially sold to, or for the account or benefit of, U.S. persons (as defined in Regulation S Under the U.S. Securities Act) or persons in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act, permits the selling securityholders named in the U.S. prospectus supplements to the Corporation’s registration statement on Form F-10 to re-sell such Common Shares without restriction under the U.S. Securities Act. In the absence of such registration, re-sales of such Common Shares would be required to comply with an exemption or exclusion from the registration requirements of the U.S. Securities Act. The Corporation has filed a registration statement on Form F-10, as amended (File No. 333-289139) (the “Registration Statement”), which was initially filed with the SEC, under the U.S. Securities Act, on July 31, 2025, as amended on September 17, 2025 concurrent with the filing of this Prospectus, for the equivalent United States dollar value of this Prospectus, being US$577,700.572 (converted from $800,000,000 at an exchange rate of US$1.00=CAD$1.3848, which was the daily average exchange rate reported by the Bank of Canada on September 12, 2025).

1 This is a forward-looking statement that involves material assumptions by the Corporation.  There is no certainty as to the Corporation’s ability to distribute securities or to raise additional funding to support operations. See “Risk Factors”.

For illustrative purposes only, if the Corporation were to complete an Offering for US$150,000,000, and if the Offering was an Offering of Units with each Unit consisting of one Common Share and one Warrant, with each Warrant exercisable at 115% of the Unit purchase price, then the Offering would require a total of $446,598,000 worth of space under this Prospectus. The following calculations are demonstrated in USD and CAD:2

Amount to Qualify a Unit Distribution	US$150,000,000	C$207,720,000(1)
Amount to Qualify the Underlying Warrant Shares	US$172,500,000(2)	C$238,878,000
Total Base Shelf Amount Used	US$322,500,000	C$446,598,000

Notes:

  Conversion to Canadian dollars completed on the basis of the Bank of Canada’s daily average exchange rate on September 12, 2025 (being US$1.00=C$1.3848).
  Reflects a theoretical Unit purchase price (US$150,000,000) multiplied by 115% (representing the theoretical Warrant exercise price).

The Common Shares are listed on the CBOE Canada under the trading symbol “CYBN”, and in the United States on the NYSE American LLC stock exchange (the “NYSE American”) under the symbol “CYBN”. On September 16, 2025, the last trading day prior to the filing of this Prospectus, the closing prices of the Common Shares listed on the CBOE Canada and the NYSE American were $8.32 and US$6.04 respectively.

Unless specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants, Units and Debt Securities may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants, Units and Debt Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Warrants, Units and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, Warrants, Units and Debt Securities and the extent of issuer regulation. See "Risk Factors".

The Corporation is a foreign private issuer under United States securities laws and is permitted under the multijurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation has prepared its financial statements, included or incorporated herein by reference, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax advisor.

An investors ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, the majority of its officers and directors named in this Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Risk Factors - Enforcement of Civil Liabilities".

An investment in the Securities is subject to a number of risks, including those risks described in this Prospectus and documents incorporated by reference into this Prospectus. See "Risk Factors" in this Prospectus and in the Corporation's Annual Information Form and Interim MD&A (each as defined herein) incorporated by reference herein.

2 This paragraph and table are strictly for illustrative purposes and are forward-looking statements that involve material assumptions by the Corporation, including the participation in any future Offering by United States investors requiring the Common Shares issuable on exercise of the Warrants to be registered under the U.S. Securities Act, the Corporation’s completion of an Offering, the theoretical size of the Offering, and the Warrant exercise price. There is no certainty as to the Corporation’s ability to raise additional capital or complete an Offering in the future. Further, there is no certainty that an Offering made to United States investors of Units, comprised of Common Shares and Warrants, would require a registration statement on Form F-10 qualifying the resale of the Common Shares issuable on exercise of the Warrants without restriction under the U.S. Securities Act. See “Risk Factors”.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

NEITHER THE SEC NOR ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Eric So, a director and officer of the Corporation, and Paul Glavine, a director and officer of the Corporation, each reside outside of Canada. They have appointed Aird & Berlis Inc., Suite 1800, 181 Bay Street, Toronto, Ontario, M5J 2T9, as agent for service of process in Ontario. Prospective purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process, see “Risk Factors – Risks Related to an Offering – Enforcement of Civil Liabilities”.

In this Prospectus, references to the "Corporation", "Cybin", "we", "us" and "our" refer to Cybin Inc. and/or, as applicable, one or more of its subsidiaries. The Corporation's registered and head office is located at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.

The Corporation's current business focuses on conducting research and development of psychedelic therapeutics that aim to address unmet needs in the treatment of mental health conditions. This comprehensive development work is predicated on structural modifications of known tryptamine and phenethylamine derivatives to improve their pharmacokinetic properties while maintaining their respective pharmacology. Like most pharmaceutical companies, the Corporation's business is focused on research and development, see "Use of Proceeds".

The Canadian and United States federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the "CDSA") and the Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), respectively, which place controlled substances in a schedule. Under the CDSA, psilocin is currently a Schedule III drug. Under the CSA, psilocin is currently a Schedule I drug.

In both Canada and the United States, the applicable federal government is responsible for regulating, among other things, the approval, import, sale and marketing of drugs, including any psychedelic substances, whether natural or novel. Health Canada, and the United States Food and Drug Administration ("FDA"), have not approved psilocin as a drug for any indication. It is illegal to possess such substances without a prescription. The Corporation does not directly engage in any activities that would trigger the need to comply with any federal laws related to psychedelic substances. See "Regulatory Overview - Research and Development".

The Corporation does not deal with psychedelic substances except in jurisdictions where such activity is not illegal and then only within laboratory and clinical trial settings conducted within approved regulatory frameworks. The Corporation currently does not handle controlled or restricted substances under the CDSA or CSA. If the Corporation were to conduct this work without reliance on third parties, it would need to obtain the required licenses, approvals and authorizations from Health Canada, the FDA or other applicable regulatory bodies. The Corporation does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Corporation does not advocate for the legalization of psychedelic substances for recreational purposes and does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks.

v

Given the early stage of its prescription drug product development, the Corporation can make no assurance that its research and development program will result in regulatory approval or commercially viable products. To achieve profitable operations, the Corporation, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Corporation currently has no products that have been approved by Health Canada, the FDA, or any similar regulatory authority. To obtain regulatory approvals for its prescription drug product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the prescription drug product candidate are safe for human use and that they demonstrate efficacy. See "Risk Factors" herein and "Risk Factors" in the Annual Information Form.

Certain statements throughout this Prospectus regarding psilocin, psilocybin, N, N-dimethyltryptamine ("DMT"), psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds have not been evaluated by Health Canada, the FDA or other similar regulatory authorities, nor has the efficacy of psilocin, psilocybin, DMT, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds been confirmed by approved research. There is no assurance that psilocin, psilocybin, DMT, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can be used to diagnose, treat, cure or prevent any disease or condition and robust scientific research and clinical trials are needed. There are multiple risk factors regarding the ability to successfully commercially scale a chemically synthesized process to obtain psilocin and other analogues, including, but not limited to, regulatory changes or other changes in law, and risks related to drug development. See "Risk Factors" herein and "Risk Factors" in the Annual Information Form.

The Corporation's operations are conducted in strict compliance with local laws where such activities are permissible and do not require any specific legal or regulatory approvals. The Corporation oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Corporation's senior executives and the employees responsible for overseeing compliance, the Corporation has local regulatory/compliance counsel engaged in every jurisdiction in which it operates. See "Compliance Program". Additionally, the Corporation has received legal opinions or advice in each jurisdiction where it currently operates regarding (a) compliance with applicable regulatory frameworks and (b) potential exposure and implications arising from applicable laws in jurisdictions where the Corporation has operations or intends to operate.

For these reasons, the Corporation may be (a) subject to heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities, (b) susceptible to regulatory changes or other changes in law, and (c) subject to risks related to drug development, among other things. There are a number of risks associated with the business of the Corporation. See "Risk Factors" herein and "Risk Factors" in the Annual Information Form.

An investment in the Securities is highly speculative and involves a high degree of risk that should be considered by potential purchasers. An investment in the Securities is suitable only for those purchasers who are willing to risk a loss of some or all of their investment and who can afford to lose some or all of their investment. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference herein in their entirety, including the Annual Information Form, and carefully consider the risk factors described under the section "Risk Factors" in this Prospectus, prior to investing in the Securities. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

GENERAL MATTERS

Investors should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide investors with different information. Information contained on the Corporation's website shall not be deemed to be a part of this Prospectus or incorporated by reference herein or in any applicable Prospectus Supplement and may not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities qualified for distribution under this Prospectus. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus or the date of the relevant document incorporated by reference. The Corporation's business, operating results, financial condition and prospects may have changed since that date.

The information contained on www.cybin.com is not intended to be included in or incorporated by reference herein, and prospective purchasers should not rely on such information when deciding whether or not to invest in any Securities.

In this Prospectus, unless stated otherwise or the context requires otherwise, all dollar amounts are expressed in Canadian dollars.

The Corporation currently has an effective base shelf prospectus dated August 17, 2023, as amended on December 22, 2023, April 8, 2024 and January 6, 2025 (the “Original Base Prospectus”). The Corporation does not currently have any plans to initiate additional drawdowns under the Original Base Prospectus and intends to withdraw the Original Base Prospectus when this Prospectus becomes effective.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Prospectus, and in certain documents incorporated by reference herein and therein, constitute "forward-looking information" and "forward-looking statements," within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements other than statements of historical fact, including, without limitation, those regarding the Corporation's future financial position, business strategy, budgets, research and development, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words "expect," "likely", "may," "will," "should," "intend," or "anticipate," "potential," "proposed," "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy, are forward-looking statements.

These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" in the Annual Information Form and in this Prospectus and in other documents incorporated by reference in this Prospectus. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this Prospectus and in documents incorporated by reference in this Prospectus are qualified by these cautionary statements and other cautionary statements or factors contained herein and therein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation. These forward-looking statements are made as of the date of this Prospectus and the Corporation assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by law.

The forward-looking statements in this Prospectus and in documents incorporated by reference in this Prospectus are based on numerous assumptions regarding the Corporation's present and future business strategies and the environment in which the Corporation will operate in the future, including assumptions regarding business and operating strategies, and the Corporation's ability to operate on a profitable basis.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein and therein include: limited operating history; achieving publicly announced milestones; speculative nature of investment risk; early stage of the industry and product development; regulatory risks and uncertainties; risks of operating in European countries; "foreign private issuer" status under U.S. securities laws; plans for growth; limited products; limited marketing and sales capabilities; no assurance of commercial success; no profits or significant revenues; reliance on third parties for clinical development activities; risks related to third party relationships; reliance on contract manufacturers; safety and efficacy of products; clinical testing and commercializing products; completion of clinical trials; commercial grade product manufacturing; nature of regulatory approvals; market access and acceptance; unfavourable publicity or consumer perception; social media; biotechnology and pharmaceutical market competition; reliance on key executives and scientists; employee misconduct; business expansion and growth; negative results of external clinical trials or studies; product liability; enforcing contracts; product and material recalls; distribution and supply chain interruption; difficulty to forecast; promoting the brand; product viability; success of quality control systems; reliance on key inputs; liability arising from fraudulent or illegal activity; operating risk and insurance coverage; costs of operating as public company; management of growth; conflicts of interest; foreign operations; exchange rate fluctuations; cybersecurity and privacy risk; environmental regulation and risks; decriminalisation of psychedelics; forward-looking statements may prove to be inaccurate; effects of inflation; political and economic conditions; application and interpretation of tax laws; enforcement of civil liabilities; pandemics; risks related to intellectual property: trademark protection; trade secrets; patent law reform; patent litigation and intellectual property; protection of intellectual property; third-party licences; financial and accounting risks: substantial number of authorized but unissued Common Shares; dilution; negative cash flow from operating activities; additional capital requirements; lack of significant product revenue; estimates or judgments relating to critical accounting policies; inadequate internal controls; risks related to the Common Shares: market for the Common Shares; significant sales of Common Shares; volatile market price for the Common Shares; tax issues; no dividends; risks related to an Offering: an investment in the Securities is highly speculative; completion of an Offering; receipt of all regulatory and stock exchange approvals in respect of an Offering; forward-looking statements may prove to be inaccurate; potential need for additional financing; negative operating cash flow; discretion over the use of proceeds; potential dilution; trading market; significant sales of Common Shares; positive return not guaranteed; management of growth; the Common Shares are subject to market price volatility; no history of payment of cash dividends; limited operating history as a public company; risks relating to research and development objectives and milestones; and the Corporation's expectation that it will be a "passive foreign investment company".

Although the forward-looking statements contained in this Prospectus are based upon what management currently believes to be reasonable assumptions, the Corporation cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. In particular, the Corporation has made assumptions regarding, among other things:

• substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that the Corporation will continue to incur significant losses in the future;

• uncertainty as to the Corporation's ability to raise additional funding to support operations;

• the Corporation's ability to access additional funding;

• the fluctuation of foreign exchange rates;

• the risks associated with pandemics;

• the risks associated with the development of the Corporation's product candidates which are at early stages of development;

• reliance upon industry publications as the Corporation's primary sources for third-party industry data and forecasts;

• reliance on third parties to plan, conduct and monitor the Corporation's preclinical studies and clinical trials;

• reliance on third party contract manufacturers to deliver quality clinical and preclinical materials;

• the Corporation's product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;

• risks related to filing investigational new drug applications to commence clinical trials and to continue clinical trials if approved;

• the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;

• competition from other biotechnology and pharmaceutical companies;

• the Corporation's reliance on the capabilities and experience of the Corporation's key executives and scientists and the resulting loss of any of these individuals;

• the Corporation's ability to fully realize the benefits of acquisitions;

• the Corporation's ability to adequately protect the Corporation's intellectual property and trade secrets;

• the risk of patent-related or other litigation; and

• the risk of unforeseen changes to the laws or regulations in the United States, Canada, the United Kingdom, the Netherlands, Ireland and other jurisdictions in which the Corporation operates.

Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Every patient treated on future studies can change those assumptions either positively (to indicate a faster timeline to new drug applications and other approvals) or negatively (to indicate a slower timeline to new drug applications and other approvals). This Prospectus and the documents incorporated by reference herein contain certain forward-looking statements regarding anticipated or possible drug development timelines. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

In addition to the factors set out above and those identified under the heading "Risk Factors" in the Annual Information Form and in this Prospectus, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although the Corporation has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Many of these factors are beyond the Corporation's ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Corporation. The Corporation may note additional factors elsewhere in this Prospectus and in any documents incorporated by reference into this Prospectus. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Corporation, or persons acting on the Corporation's behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, the Corporation undertakes no obligation to update any forward-looking statement.

The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statement. Investors should read this entire Prospectus, including the Annual Information Form, the documents incorporated by reference herein, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

TRADEMARKS AND SERVICE MARKS

This Prospectus includes trademarks, trade names and service marks which are protected under applicable intellectual property laws for use in connection with the operation of the Corporation’s business, and which are the property of the Corporation. All other trade names, trademarks or service marks appearing in this Prospectus that are not identified as marks owned by the Corporation are the property of their respective owners. Solely for convenience, trademarks, service marks and trade names referred to in this Prospectus may be listed without the ®, (TM) and (sm) symbols, however, we will assert, to the fullest extent under applicable law, the Corporation’s applicable rights in these trademarks, service marks and trade names.

MARKETING MATERIALS

Any template version of marketing materials (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) that are utilized in connection with the distribution of Securities will be filed under the Corporation’s profile on www.sedarplus.ca (SEDAR+). In the event that such marketing materials are filed after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

MARKET AND INDUSTRY DATA

Market and industry data contained and incorporated by reference in this Prospectus or any applicable Prospectus Supplement concerning economic and industry trends is based upon good faith estimates of the Corporation's management or derived from information provided by industry sources. The Corporation believes that such market and industry data is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based. While the Corporation is not aware of any misstatements regarding the industry data presented herein, the Corporation's estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors" in this Prospectus.

For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Corporation or the underwriters/agents from liability for any misrepresentation in this Prospectus or under applicable Canadian securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9, telephone (908) 764-8385, and are also available electronically on SEDAR+.

The following documents of the Corporation filed with the securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus:

1. annual information form of the Corporation dated June 30, 2025, for the year ended March 31, 2025 (the "Annual Information Form");

2. the audited consolidated financial statements of the Corporation and the notes thereto as at and for the fiscal years ended March 31, 2025 and 2024, together with the auditor’s report thereon;

3. management’s discussion and analysis of the Corporation for the year ended March 31, 2025;

4. the unaudited interim condensed consolidated financial statements of the Corporation and the notes thereto for the three months ended June 30, 2025 (the “Interim Financial Statements”);

5. management’s discussion and analysis of the Corporation for the three months ended June 30, 2025 (the “Interim MD&A”);

6. material change report dated July 9, 2025, in connection with a private placement completed by the Corporation on June 30, 2025, of US$50,000,000 aggregate principal amount of unsecured convertible debentures, as amended and restated on August 12, 2025 (the “Convertible Debentures”) issued to a single investor (“High Trail”) pursuant to a securities purchase agreement, dated June 30, 2025, as amended on August 12, 2025 (the “Securities Purchase Agreement”);

7. material change report dated September 3, 2025, relating to senior leadership changes; and

8. management information circular of the Corporation dated July 14, 2025 relating to the annual and special meeting of shareholders of the Corporation to be held on August 18, 2025.

Any document of the type referred to in Item 11.1 of Form 44-101F1 - Short Form Prospectus filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent any such document is included in any annual report on Form 40-F or 20-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus and prior to 25 months from the date hereof, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") from the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report.

Copies of the documents incorporated by reference herein will be available electronically on the Corporation’s SEDAR+ profile, which can be accessed at www.sedarplus.ca, and from the Corporation’s EDGAR profile at www.sec.gov. The Corporation’s filings through SEDAR+ and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this Prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon filing of a new annual information form and related annual financial statements with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, including all amendments thereto, the previous annual financial statements and all interim financial statements (including any interim period management's discussion and analysis related thereto), material change reports and management information circulars filed prior to the commencement of the fiscal year in which the new annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered hereunder and thereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under "Documents Incorporated by Reference"; (ii) powers of attorney from certain of the Corporation's directors and officers (included on the signature page to the Registration Statement); (iii) the consent of Zeifmans LLP; and (iv) the form of indenture for any Debt Securities issued hereunder. A copy of any applicable form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

This summary does not contain all the information that may be important to you in deciding whether to invest in the Securities. You should read the entire Prospectus, including the section entitled "Risk Factors", the applicable Prospectus Supplement, and the documents incorporated by reference herein, including the Annual Information Form, before making such decision.

Summary of the Business

The Corporation is a clinical-stage breakthrough neuropsychiatry company on a mission to create safe and effective next-generation therapeutics to address the unmet need for new and innovative treatment options for people who suffer from mental health conditions. The Corporation's goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens.3

The Corporation's research and development work focuses on a three-pillar strategy that leverages the Corporation's core competencies in preclinical innovation and clinical development. This strategy supports the creation of intellectual property  ("IP") focused on developing the Corporation's platform technology, the progression of clinical development programs including CYB003, a deuterated psilocin molecule, CYB004, a deuterated version of DMT, phenethylamine derivatives, CYB005, phenethylamine derivatives, and an expansive list of preclinical molecules to facilitate future drug development opportunities.

On October 23, 2023, the Corporation completed a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement"), pursuant to which Small Pharma Inc. ("Small Pharma") became a wholly-owned subsidiary of the Corporation. Small Pharma was a biotechnology company focused on developing short-duration therapies for the treatment of mental health conditions. Small Pharma initiated programs across its "First-generation" and "Second-generation" psychedelics portfolio. First-generation psychedelics refer to the well-known classic psychedelics which includes psilocybin, DMT, and Lysergic acid diethylamide. Second-generation psychedelics refer to those that have been chemically modified with the aim to optimize their therapeutic benefit. On April 1, 2024, pursuant to the provisions of the Business Corporations Act (Ontario), Small Pharma completed a horizontal amalgamation with Cybin Corp., with Cybin Corp. being the resulting entity. As a result of this amalgamation, Cybin UK Ltd is now a wholly-owned subsidiary of Cybin Corp.

With a common goal to create novel, optimized psychedelic-based therapeutics, the combination of the Corporation and Small Pharma creates a leading international, clinical-stage company with potential to transform the treatment paradigm for mental health conditions. The companies' combined development portfolios are highly complementary and provide multiple opportunities to create operational and cost synergies.

As a result of the acquisition of Small Pharma by way of the Arrangement, Cybin currently has over 90 granted patents and over 230 pending applications.

Advancement of Mental Healthcare

The Corporation is conducting research and development of next-generation neuropsychiatry therapeutics that aim to address unmet needs in the treatment of mental health conditions. This comprehensive development work is predicated on structural modifications of known tryptamine and phenethylamine derivatives to improve their pharmacokinetic properties while maintaining their respective pharmacology. Across its extensive research and development programs, the Corporation is evaluating a wide array of novel, synthetic psychedelic active pharmaceutical ingredients intended to be delivered through innovative drug delivery systems including via inhalation, via intravenous  ("IV"), and intramuscular, or subcutaneous administration.4

3 This is a forward-looking statement that involves material assumptions by the Corporation. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation’s development efforts to date.

4 See footnote 1.

The Corporation intends to apply for regulatory approval for therapies targeting indications such as major depressive disorder, alcohol use disorder, generalized anxiety disorder and potentially other various mental health conditions.5 The Corporation is also developing compounds that may have the potential to address neuroinflammation, central nervous system disorders, and psychiatric disorders.6

Further, over the next 12-month period, the Corporation will continue to seek to establish strategic partnerships that advance the Corporation's scientific research and IP for new psychedelic-based compounds and novel delivery mechanisms.7 The Corporation will also continue to sponsor select internal and partner-related clinical trials that advance the understanding of safety and efficacy for various psychedelic agents that target mental health conditions.8

The Corporation has determined that its business and the advancement of its research and development activities, including clinical development programs, are not substantially dependent on any single agreement that has not otherwise been disclosed as a material contract. This assessment reflects the Corporation’s current stage of development, operational structure, and the status of its clinical trials. In the event that the Corporation’s relationship with a third-party strategic partner is terminated, the Corporation would seek to engage a new partner to continue advancing its clinical development programs. The Corporation currently has over 20 clinical sites supporting its CYB003 program and is aware of other strategic partners capable of providing similar support. While the replacement of a strategic partner may affect projected timelines and costs, the Corporation does not consider this a material risk to the progression of its clinical development programs. Accordingly, the Corporation does not consider all its third-party strategic partner agreements to be currently material. The Corporation will continue to assess the materiality of these agreements on an ongoing basis as circumstances warrant.

For additional information in respect of the Corporation and its operations, please see the Annual Information Form and the Interim MD&A incorporated by reference into this Prospectus.

5 See footnote 3.

6 See footnote 3.

7 See footnote 3.

8 See footnote 3.

Inter-Corporate Relationships

As at the date of this Prospectus, the Corporation's corporate structure includes the following material wholly-owned subsidiaries:

Select Recent Developments

Other than as set forth below and generally in this Prospectus or the documents incorporated by reference herein, there have been no material developments in the business of the Corporation since August 13, 2025, the date of the Interim Financial Statements and Interim MD&A.

On August 26, 2025, the Corporation announced that it has received approval in Australia to conduct the EMBRACE study. EMBRACE is the second pivotal study in PARADIGM, the Corporation’s Phase 3 multinational program evaluating CYB003, its proprietary deuterated psilocin analog. The Corporation has received approval through the Clinical Trial Notification scheme, obtained clearance form multiple Ethics Committees of the Australian Therapeutics Goods Administration, and the study site Research Governance Offices, thus allowing the commencements of the EMBRACE study.

On September 2, 2025, the Corporation announced that, effective September 2, 2025, Douglas Drysdale has stepped down as the Corporation’s Chief Executive Officer. The Corporation’s co-founder and President, Eric So, has been appointed as Interim Chief Executive Officer by the Board of Directors.

On September 8, 2025, the Corporation announced completion of enrollment in its Phase 2 study evaluating CYB004, a proprietary DMT program, for the treatment of Generalized Anxiety Disorder and reaffirms top line data guidance expected in the first quarter of 2026.9 See "Use of Proceeds".

9 There is no assurance that this timeline will be met. See footnote 3.

REGULATORY OVERVIEW

A summary of the applicable regulatory framework for the Corporation's various business segments and proposed business activity are set forth below.

Canada

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as psilocybin and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as the Ontario Health Insurance Plan, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

Certain psychoactive compounds, such as psilocin, are considered controlled substances under Schedule III of the CDSA. In order to conduct any scientific research, including preclinical and clinical trials, using psychoactive compounds listed as controlled substances under the CDSA, an exemption under Section 56 of the CDSA (a "Section 56 Exemption") is required.

Health Canada has not approved psilocin as a drug for any indication. However, there are legal routes through which psilocin may be accessed for medical or scientific purposes. The Canadian Minister of Health can grant Section 56 Exemptions if it is deemed to be necessary for a medical or scientific purpose or is otherwise in the public interest. The Corporation has not applied for a Section 56 Exemption from Health Canada.

Health Canada's Special Access Program ("SAP") was designed to provide Canadians to access certain restricted drugs before they are formally approved for use in Canada. In January 2022, certain amendments to the SAP came into force to permit medical practitioners treating patients with serious or life-threatening conditions to request access to restricted drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable in Canada. Such amendments create a means of legally accessing psilocin through the SAP. The Corporation has not applied for access under the SAP.

The possession, sale or distribution of controlled substances is prohibited unless specifically permitted by the government. A party may seek government approval for a Section 56 Exemption to allow for the possession, transport or production of a controlled substance for medical or scientific purposes. Products that contain a controlled substance such as psilocin cannot be made, transported or sold without proper authorization from the government. A party can apply for a Dealer's Licence under the Food and Drug Regulations (Part J). In order to qualify as a licensed dealer, a party must meet all regulatory requirements mandated by the regulations including having compliant facilities, compliant materials and staff that meet the qualifications under the regulations of a senior person in charge and a qualified person in charge. Assuming compliance with all relevant laws (CDSA, Food and Drugs Regulations) and subject to any restrictions placed on the licence by Health Canada, an entity with a Dealer's Licence may produce, assemble, sell, provide, transport, send, deliver, import or export a restricted drug (as listed in Part J in the Food and Drugs Regulations - which includes psilocybin and psilocin) (see s. J.01.009 (1) of the Food and Drug Regulations).

The Corporation intends to sponsor and work with licensed third parties to conduct any clinical trials and research and does not handle controlled substances. If the Corporation were to conduct this work without the reliance on third parties, it would need to obtain additional licenses and approvals described above.

Please see "Description of the Business - Research and Development" in the Annual Information Form for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in Canada.

United States

The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, clinical testing, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of any prescription drug product candidates or commercial products. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market. Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

Psilocybin, psilocin, DMT, and 5-Methoxy-DMT are strictly controlled under the federal CSA as Schedule I substances. Schedule I substances by definition have no currently accepted medical use in the United States, a lack of accepted safety for use under medical supervision, and a high potential for abuse. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. Anyone wishing to conduct research on substances listed in Schedule I under the CSA must register with the United States Drug Enforcement Administration ("DEA") and obtain DEA approval of the research proposal. A majority of state laws in the United States also classify psilocybin and psilocin as Schedule I controlled substances. For any product containing psilocin or any Schedule I substance to be available for commercial marketing in the United States, such substance must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V. Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance.

See "Description of the Business - Research and Development" in the Annual Information Form for additional information concerning the regulation applicable to the process required before prescription drug product candidates may be marketed in the United States.

Europe (Netherlands)

The International Narcotics Control Board ("INCB"), a United Nations ("UN") entity, monitors enforcement of restrictions on controlled substances. The INCB's authority is defined by three international UN treaties - the UN Single Convention on Narcotic Drugs of 1961, the UN Psychotropic Convention of 1971 (referred to herein as the UN71), and the UN Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances of 1988, which contains provisions related to the control of controlled substance precursors. EU Member States, including the Netherlands, that have agreed to abide by the provisions of these treaties, each create responsible agencies and enact laws or regulations to implement the requirements of these conventions.

Specific EU legislation establishing different classes of controlled substances is limited to EU regulations that define classes of precursors, or substances used in the illicit manufacture of controlled substances, including Regulation (EC) No. 273/2004 of the European Parliament and the Council of February 11, 2004 and the Council Regulation (EC) No. 111/2005 of December 22, 2004. While EU legislation does not establish different classes of narcotic drugs or psychotropic substances, the Council Decision 2005/387/JHA of May 10, 2005 (which applies only in certain limited situations)10 can provoke a Council Decision requiring EU member states to put a drug under national controls equivalent to those of the INCB. DMT is currently classified as a Schedule I substance under the UN71; the EU member states that are party to the UN71, including the Netherlands, have agreed to the following in respect of Schedule I substances:

10 Decision 2005/387/JHA was repealed (by Directive (EU) 2017/2103 of the European Parliament and of the Council of November 15, 2017 amending Council Framework Decision 2004/757/JHA in order to include new psychoactive substances in the definition of 'drug' and repealing Council Decision 2005/387/JHA), but still continues to apply to new psychoactive substances in respect of which a Joint Report (as referred to in Article 5 of that Decision) has been submitted before November 23, 2018.

  prohibit all use except for scientific and very limited medical purposes by duly authorized persons, in medical or scientific establishments which are directly under the control of their Governments or specifically approved by them;
  require that manufacture, trade, distribution and possession be under a special licence or prior authorization;
  provide for close supervision of the activities and acts mentioned in paragraphs (a) and (b);
  restrict the amount supplied to a duly authorized person to the quantity required for his authorized purpose;
  require that persons performing medical or scientific functions keep records concerning the acquisition of the substances and the details of their use, such records to be preserved for at least two years after the last use recorded therein; and
  prohibit export and import except when both the exporter and importer are the competent authorities or agencies of the exporting and importing country or region, respectively, or other persons or enterprises which are specifically authorized by the competent authorities of their country or region for the purpose.

As classification of controlled substances may vary among different EU member states, sponsors must be aware of the prevailing legislation in each country where a clinical trial may be conducted. Prior to operating or conducting any preclinical or clinical studies in any other EU member state, Cybin will investigate the specific regulatory requirements of such EU member state. As referenced above, a licence is required for individuals and entities who wish to produce, dispense, import, or export Schedule I substances (including DMT), but the specific requirements vary from country to country. Currently, DMT is classified in the Netherlands as a List 1 Drug under the Dutch Opium Act (Opiumwet) (the "Dutch Opium Act") and as such, subject to express authorization being obtained, the production, trade and possession of DMT are prohibited.

In addition to the Dutch Opium Act, two other Dutch Acts may be relevant when it comes to drugs: the Medicines Act and the Commodities Act.

The specific regulatory processes and approvals required may vary among different EU member states and are set forth in the respective legislation of each country. For the Netherlands, there are specific regulatory requirements for the approval of clinical trials that need to be met. Firstly, a CTA dossier containing the preclinical and any clinical information along with the proposed clinical trial design must be submitted to an accredited Ethics Committee and to the Central Commission on Research in Humans (the "CCMO"), which is also known as the Competent Authority in The Netherlands. In Dutch, the CCMO is called the 'Centrale Commissie Mensgebonden Onderzoek'. In cases where the study involves a substance subject to the Dutch Opium Act (such as DMT), an official exemption by Farmatec is needed, which needs to be included in the CTA.

Specific rules for the submission, assessment and conduct of clinical trials with medicinal products are set out in, among others, the EU Clinical Trial Regulation 536/2014 (CTR), which is applicable in the EU as of January 31, 2022 and the Medical Research (Human Subjects) Act (Wet medisch-wetenschappelijk onderzoek met mensen).

On April 26, 2023, the European Commission introduced a comprehensive "pharmaceutical package" aimed at revising the EU's pharmaceutical legislation. This package includes proposals for a new directive and regulation designed to enhance the availability, accessibility, and affordability of medicines. Additionally, it seeks to boost the competitiveness and attractiveness of the EU pharmaceutical industry while imposing higher environmental standards. The European Parliament has recently looked at these proposals to renovate the EU pharmaceutical legislation, and a newly elected Parliament will take up the proposal following the European elections of June 6-9, 2024.

Ireland

In Ireland, psilocin is a controlled substance under the Misuse of Drugs Act, 1977, 1984 and 2015 (the "Ireland MDA"), the Misuse of Drugs Regulations 2017 (the "Ireland MDR") and the Criminal Justice (Psychoactive Substances) Act 2010 (the "2010 Act"). These are the primary legislative instruments which govern controlled substances in Ireland. This legislation regulates the use, possession, supply, licensing, and administration of listed scheduled substances and establishes the offences and penalties for infringement of the legislation.

Any substance, product or preparation (whether natural or otherwise) including a fungus of any kind or description, which contains psilocin, or an ester of psilocin, is classed as a Schedule 1 controlled substance under the Ireland MDA and the Ireland MDR. Accordingly, psilocin is subject to the strict regime of control that applies.

As a Schedule 1 controlled substance under the Ireland MDA, unlawful manufacturing, production, preparation, importation, exportation, supply, or distribution of psilocin carries onerous obligations and harsh punishments for contravention; this includes prohibition orders, closure orders, fines and/or terms of imprisonment of up to 14 years. The Gardaí and Customs officials are granted powers to search persons, vehicles, premises and postal packages suspected of possessing/containing a Schedule 1 controlled substance and/or a psychoactive substance for human consumption.

Pursuant to the Ireland MDA, in certain circumstances, the Minister for Health "may grant licences or issue permits or authorizations for any of the purposes of this Act, attach conditions to any such licence, permit or authorization, vary such conditions and revoke any such licence, permit or authorization". Where licences are granted, there are very strict conditions imposed on licence holders. For example, strict conditions can be placed regarding the security, storage and documenting controlled substances. Further, the 2010 Act permits the Minister to make an order declaring that the Act shall not apply in relation to any "substance, product, preparation, plant, fungus or natural organism" as specified in the order.

The Corporation does not currently engage in any activities in Ireland that are regulated by such laws. If the Corporation were to engage in such activities, it would need to obtain the appropriate licences and authorization to do so. The Corporation intends to constantly review its Irish operations to ensure compliance with all applicable laws as the operations evolve.

The Irish Government's Legislative Programme for Summer 2025 does not contain any proposed amendments to the above-mentioned legislation which currently govern controlled substances.

United Kingdom

In the UK, there are two main "layers" of regulation with which products containing controlled substances must comply. These are: (i) controlled drugs legislation, which applies to all products irrespective of the type of product, and (ii) the regulatory frameworks applicable to a specific category of products, in this case, pharmaceuticals and food/food supplements.

The main UK controlled drugs legislation is the Misuse of Drugs Act 1971 (the "MDA") and the Misuse of Drugs Regulations 2001 (the "MDR"), each as amended. The MDA sets out the penalties for unlawful production, possession and supply of controlled drugs based on three classes of risk (A, B and C). The MDR sets out the permitted uses of controlled drugs based on which Schedule (1 to 5) they fall within.

In the United Kingdom, "Fungus (of any kind) which contains psilocin or an ester of psilocin" is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR.

In the United Kingdom, Class A drugs are deemed to be the most dangerous, and so carry the harshest punishments for unlawful manufacture, production, possession and supply. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a controlled drugs domestic licence, which specifies the specific activities to which it relates together with any applicable conditions, issued by the UK Home Office. While exemptions do exist, none are applicable to the API. DMT is also considered a Class A drug under the MDA and as a Schedule I drug under the MDR.

The Corporation previously mentioned that it intended to file a clinical trial application with the U.K. Medical and Healthcare Products Regulatory Agency ("MHRA") related to the Deuterated Psilocybin Analog Program upon completion of its pre-clinical studies and CMC development. The Corporation has since decided that it will first proceed in the U.S. and will reevaluate other applications at a later date. Anticipated timelines related to regulatory filings are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Small Pharma has a controlled drug licence in respect of the offices at 50 Featherstone St, which was issued on June 6, 2024 and expired on June 5, 2025. An application for 2025 renewal has been made in good time prior to expiration. Although the new certificate has not yet been issued for 2025-2026, the Home Office has advised that the Corporation may continue to handle controlled drugs on the same terms and subject to the same conditions of the 2024-2025 licence.

Licensing Requirements

The Corporation obtains CYB003 API from a pharmaceutical ingredient provider who is FDA-registered and based in the United States. The API itself has been manufactured and packaged in FDA-registered facilities in the United States. The API is expected to be sent directly to the Corporation's partners for research and development purposes in the United States, Canada and the United Kingdom and to its clinical trial site in the U.S. As a part of the Corporation's acquisition of a Phase 1 DMT study from Entheon Biomedical Corp. in July 2022 (the "Asset Acquisition"), the Corporation also acquired API. The CYB004-E API was manufactured in the Netherlands by a pharmaceutical ingredient provider that is United States FDA-inspected.11

As mentioned above, in order to produce, possess and supply the API at a UK-based facility, the facility must also hold a domestic licence issued by the Home Office covering the manufacture, production, possession and supply of a controlled substance. For export of the API to the United States, an export licence is required for each API shipment. The export application must include details of the importer and any import licence required by the local authorities in the United States. Moreover, as set out below in more detail under the heading "Pharmaceutical Products", depending on how the API is developed and supplied, certain authorizations and licenses from the MHRA may be required to authorize some of the activities carried on at the UK-based facilities in relation to the API.

All premises that are Home Office licensed, or are intending to be licensed, in connection with the possession, and/or supply and/or production of controlled drugs should consider certain security measures.12

Typically, when controlled drugs are being transported between licensees, responsibility for their security remains with the owner and does not transfer to either the courier or the customer until the drugs arrive at their destination and are signed for. However, where a third party is involved in the transit and/or storage of controlled drugs, even if they are not the legal owners, this party also carries responsibility for their security by virtue of being 'in possession' of them. The MDA requires that every person in possession of controlled drugs holds an appropriate Home Office Licence and under the Home Office guidance, each organization involved in the movement of controlled drugs should have a standard operating procedure covering their responsibilities, record keeping, reconciliation and reporting of thefts/losses.13

Small Pharma holds the appropriate UK Home Office licence required to sponsor clinical trials using Schedule I compounds.

11 As a result of the Asset Acquisition, including the existing API, the Corporation did not direct the manufacturing of the API for CYB004-E and proceeded in reliance upon the representations of Entheon Biomedical Corp. and the Corporation's acquisition diligence. While the Corporation believes the CYB004- E API meets all required specifications, the Corporation did not oversee or direct the manufacture of the DMT API being used in CYB004-E.

12 Home Office guidance; Security guidance for all existing or prospective Home Office Controlled Drug Licensees and/or Precursor Chemical Licensees or Registrants; 2022; https://assets.publishing.service.gov.uk/media/63a1b6c8e90e075874d91825/ Security_Guidance_for_all_Businesses_and_Other_Organisations_v1.5_Nov_2022.pdf.

13 Home Office guidance; Guidelines for Standard Operating Procedures (SOPs); https://assets.publishing.service.gov.uk/government/uploads/ system/uploads/attachment_data/file/480572/StandardOpProcedure.pdf.

Pharmaceutical Products

A product is regulated as a "medicinal product" under UK legislation (the Human Medicines Regulations 2012, as amended) if (i) it is a substance or combination of substances presented as having properties of preventing or treating disease in human beings (e.g., in marketing claims) or (ii) it is a substance or combination of substances that may be used by or administered to human beings with a view to (a) restoring, correcting or modifying a physiological function by exerting a pharmacological, immunological or metabolic action, or (b) making a medical diagnosis.

In respect of psilocybin/psilocin and DMT, whether a specific product restores, corrects or modifies a physiological function by exerting a pharmacological, immunological or metabolic action will depend on factors such as the concentration of the psilocybin/psilocin or DMT (as applicable) and the mode of action of any psilocybin/psilocin or DMT (as applicable) absorbed in the body. This requires scientific analysis.

If a product is a medicinal product, the Human Medicines Regulations 2012 require that a marketing authorization for the product granted by the UK Licensing Authority should be in place before the product is placed on the market in the UK (other, more limited, licensing options are available, such as a conditional marketing authorization), unless the product falls within one of the specified exemptions, such as supply in response to an unsolicited request from a healthcare professional to meet the special clinical needs of a particular patient under his/her care. Following the UK's exit from the EU and the end of the transitional period, up to (and including) December 31, 2024, there were separate licensing routes and licences for products supplied: (i) in Great Britain only; (ii) in Northern Ireland only; and (iii) across the UK. From January 1, 2025, the UK Licensing Authority now licenses products across the whole of the UK through UK-wide licenses, removing the separate licensing routes for Great Britain and Northern Ireland for many medicinal products. The process for obtaining a standard marketing authorization generally involves submitting preclinical and clinical data as well as quality and manufacturing information in the form of a common technical document to the MHRA. In addition to a marketing authorization for the product itself, companies carrying out activities involving medicinal products, such as manufacturing, distribution and wholesaling, need to meet defined standards (GMP) and/or Good Distribution Practice ("GDP") and to hold a related licence from the MHRA.

How the API is subsequently processed will determine the licences (in addition to any applicable Home Office licenses as referred to above) that the UK-based facility must hold. In particular:

  if the API is just one 'ingredient' (i.e. active substance) of the investigational medicinal product (the "IMP") which is used in the clinical trial then the UK-based facility must apply to be registered with the MHRA and provide the MHRA with 60 days' notice of the intended start of manufacture, import or distribution of the API, and comply with GMP and GDP for active substances; furthermore, an MHRA inspection may be required; and

  conversely, if the API will itself constitute the IMP, the manufacturer must, except in certain limited circumstances, hold a Manufacturer's Authorizations for IMPs licence ("MIA(IMP)") granted by the MHRA. In this scenario, assuming the IMP is manufactured or assembled in the UK, an MIA(IMP) would be required regardless of whether the IMP is for use in clinical trials in the UK, an EEA Member State or a third country (such as the United States or Canada). GMP, GDP and inspection requirements will apply.

Some products fall on the borderline between medicines and other categories of regulated products such as medical devices, cosmetics or food supplements. The regulatory status of the product will be determined by (i) the actual effect of the product on the body; and (ii) any claims made about the effect of the product. Where a product is potentially both a medicinal product and another category of product, the legal position in the UK and EU is that it will be regulated as a medicinal product.

Research and Development

The Corporation is focused on development of psychedelic medicines and other products, through research and development of novel chemical compounds and delivery mechanisms and study of such compounds in clinical environments around the world. The Corporation anticipates growing its pipeline of psychedelic pharmaceutical products inspired medicines through its internal research, development, proprietary discovery programs, mergers and acquisitions, joint ventures and collaborative development agreements. The Corporation continues to assess and explore a range of strategic opportunities, including potential mergers and acquisitions, joint ventures and collaborative development agreements, consistent with its growth strategy. At this time, the Corporation has not entered into any definitive agreements or arrangements in respect of such opportunities, nor is it engaged in any meaningful negotiations that would require disclosure in this Prospectus. For the time being, the Corporation maintains intellectual property generated by its R&D programs through patent filings and as trade secrets. The Corporation anticipates that as these programs mature more patent applications will be filed and more details about these programs will be disclosed at such time.

Psychedelics are a class of drug whose primary action is to trigger psychedelic experiences by way of serotonin receptor agonism, causing thought, visual and auditory changes, and altered state of consciousness. Major psychedelic drugs include mescaline, LSD, psilocin, and DMT. Psilocybin is a naturally occurring psychedelic prodrug compound produced by more than 200 species of mushrooms, collectively known as psilocybin mushrooms. The most potent are members of the genus Psilocybe, such as P. azurescens, P. semilanceata, and P. cyanescens, but psilocybin has also been isolated from about a dozen other genera. As a prodrug, psilocybin is quickly converted by the body to psilocin, which has mind-altering effects.

The pharmacokinetics, pharmacology and human metabolism of psilocin are well known and well characterized. In conjunction with psychotherapy, psilocin has been utilized broadly in phase II clinical trials.

Psilocybin found in certain species of mushrooms is a non-habit forming naturally occurring psychedelic compound. Once ingested, psilocybin is rapidly metabolized to psilocin, which then acts on serotonin receptors in the brain.

The Corporation has commenced research and development on the delivery of synthetic psilocin and other psychedelics through mechanisms such as sublingual film delivery, IV, and by way of inhalation.

Research and development is led by the Corporation's North American Chief Scientific Officer, Alex Nivorozhkin Ph.D., a seasoned medicinal chemist, drug delivery expert and founder of multiple biotech companies.

The Corporation's research and development must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada, the United States and the UK, and the equivalent regulatory agencies in the other jurisdictions in which the Corporation operates. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations.

Canada

The process required before a prescription drug product candidate may be marketed in Canada generally involves:

  Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

  Pre-Clinical Development - Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

  Clinical Trials - Phase I - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the "TPD"). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the "HPFB") grants permission to start testing the drug, generally first on healthy volunteers.

  Clinical Trials - Phase II - Phase II trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In phase II, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

  Clinical Trials - Phase III - If the results from phase II show promise, the manufacturer provides an updated clinical trial application to the TPD for phase III trials. The objectives of phase III include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

  New Drug Submission - If the results from phase III continue to be favourable, the drug manufacturer can submit a new drug submission ("NDS") to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

United States

Because psilocybin, psilocin, DMT, and 5-Methoxy-DMT are listed as Schedule I substances under the CSA, for any product containing psilocin or any Schedule I substance to be available for commercial marketing in the United States, such substance must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V.

The process required before a prescription drug product candidate may be marketed in the United States generally involves:

  completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA's GLP, Good Clinical and/or GMP regulations;
  submission to the FDA of an IND Application, which the FDA must approve before human clinical trials may begin;
  approval by an independent institutional review board ("IRB") or independent ethics committee at each clinical trial site before each trial may be initiated;
  for nearly all new pharmaceutical products, performance of adequate and well-controlled human clinical trials in accordance with the FDA's regulations, including Good Clinical Practices, to establish the safety and efficacy of the prescription drug product candidate for each proposed indication;
  submission to the FDA of a New Drug Application ("NDA");
  satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality, and purity; and
  FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and the Corporation cannot be certain that the DEA will schedule or reschedule any Schedule I substance or product candidate to Schedule II, III, IV or V, or that approvals for its prescription drug product candidates will be granted on a timely basis, if at all.

Non-clinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies or through FDA-accepted alternative methods (New Approach Methodologies or NAMs). The results of non-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some nonclinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator's brochure. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements.

An IRB board, at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. An IRB board considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB board also approves the consent form signed by the trial participants and must monitor the study until completed. The FDA, the independent IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs and indications which are designed to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These include programs such as Breakthrough Therapy designations, Fast Track designations, Priority Review and Accelerated Approval, which the Corporation may need to rely upon in order to receive timely approval or to be competitive.

The Corporation may plan to seek orphan drug designation for certain indications qualified for such designation. The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which, in the U.S., is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. Orphan drug designation must be requested before submitting an NDA. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the development, review and approval process. However, this designation provides an exemption from marketing and authorization fees.

Drugs manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, and complying with promotion and advertising requirements. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-market testing, including phase IV clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. In addition, drug manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including current Good Manufacturing Practices, which impose certain procedural and documentation requirements. Failure to comply with statutory and regulatory requirements may subject a manufacturer to legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual prescription drug product program user fee.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a risk evaluation and mitigation strategy.

In the United States, pharmaceutical manufacturers are subject to complex laws and regulations pertaining to healthcare "fraud and abuse," including, but not limited to, the Anti-Kickback Statute, the federal False Claims Act (the "FCA"), and other state and federal laws and regulations. The Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid.

The FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Violations of the FCA can result in very significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws.

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. In addition, a similar federal requirement Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the Affordable Care Act, commonly referred to as the "Physician Payments Sunshine Act" requires applicable manufacturers to track and report to the federal government certain payments and "transfers of value" made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, made in the previous calendar year. There are a number of states that have various types of additional reporting requirements.

Controlled Substances

The CSA and its implementing regulations establish a "closed system" of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules - Schedule I, II, III, IV or V - with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. For any product containing a Schedule I substance, such as psilocin to be available for commercial marketing in the United States, such substance must be rescheduled, or the product itself must be scheduled, by the DEA to Schedule II, III, IV or V. Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance.

Facilities that research, manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the particular location, activity(ies) and controlled substance schedule(s). For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA may inspect all research and manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration and periodically to ensure continued compliance. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to researchers and manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA's estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

Individual U.S. states also establish and maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. A majority of state laws in the United States classify psilocybin and psilocin as Schedule I controlled substances. State authorities, including boards of pharmacy, regulate use of controlled substances in each state, including state specific controlled substance registration requirements. Failure to obtain applicable registrations or maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on the Corporation's business, operations and financial condition. The DEA and/or state regulatory agencies may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

EU (Netherlands)

Regulation (EU) No 536/2014 on Clinical Trials on Medicinal Products for Human Use (the "CTR") is applicable as of January 31, 2022, harmonizing the laws, regulations and administrative provisions of the EU Member States relating to the implementation of Good Clinical Practice in the conduct of clinical trials on medicinal products for human use.14 EU Member States have transformed the requirements outlined in the Clinical Trials Directive into the respective national laws. Pursuant to the CTR, as of January 31, 2023 sponsors are obliged to use the Clinical Trials Information System ("CTIS") for regularity submission, authorization and supervision of clinical trials in the EU and the EEA. CTIS will thus serve as the single-entry point for submissions by sponsors and for regulatory assessment. In addition to this obligation, sponsors must transfer any ongoing (approved) trials under the CTR to CTIS by January 2025.

Further, the European Medicines Agency ("EMA") adopted on October 5, 2023, the "Revised CTIS Transparency Rules" on publishing information about clinical trials submitted through CTIS. To increase transparency, EMA removed the deferral mechanism which allowed sponsors to delay certain data and document publication for up to seven years after the end of their trial. Annex I of the revised rules outlines the timing of information publication for each category of clinical trial and patient population. These new rules became applicable on June 18, 2024, the same day of the launch of the new CTIS portal. In order to smoothen the process of transitioning clinical trials from the Clinical Trial Directive to the CTR, a non-binding guide named "Guidance for the Transition of clinical trials from the Clinical Trials Directive to the Clinical Trials Regulation" (version 4) dated May 2024 is published.

14 The CTR does not apply in the UK and UK law on clinical trials is currently based on old EU law (the Clinical Trials Directive), transposed into UK law via the Medicines for Human Use (Clinical Trials) Regulations 2004. An overhaul of UK law on clinical trials has been on-going for a few years, and new legislation on clinical trials in the UK, the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2024, has been signed into law and is due to come into effect from mid-April 2026.

CTIS and the practical aspects thereof are also discussed and explained (among other relevant topics relating to clinical trials) in a quick guide on the rules and procedures of the EU Clinical Trials Regulation called "Clinical Trials Regulation (EU) 536/2014 in practice", which is published by the Clinical Trials Coordination and Advisory Group ("CTAG") on December 8, 2023. The objective of the rules is to provide sponsors and investigators a quick guide on the rules and procedures of the CTR with a view to facilitating implementation. In addition to the quick guide, CTAG also published a non-binding Questions & Answers (Version 7.1) that should be read in conjunction with the quick guide and with the "Clinical Trials Information System (CTIS): online training modules" in order to gain a better understanding of the legislative changes that are effected by the CTR.

The Investigational Medicinal Product Dossier ("IMPD") is one of several regulatory documents required for conducting a clinical trial of a pharmacologically API intended for one or more EU Member States. The IMPD includes summaries of information related to the quality, manufacture and control of any IMP (including reference product and placebo), and data from non-clinical and clinical studies. Guidance concerning IMPDs is based on the CTR and on the approximation of laws, regulations and administrative provisions of the Member States relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use (also commonly referred to as the "Clinical Trials Directive").

The content of the IMPD may be adapted to the existing level of knowledge and the product's phase of development. When applying for a clinical trial authorization, a full IMPD is required when little or no information about an API has been previously submitted to competent authorities, when it is not possible to cross-refer to data submitted by another sponsor and/or when there is no authorization for sale in the EU. However, a simplified IMPD may be submitted if information has been assessed previously as part of a Marketing Authorization or a clinical trial to that competent authority. Although the format is not obligatory, the components of an IMPD are largely equivalent to clinical trial applications in Canada and the United States. The IMPD need not be a large document as the amount of information to be contained in the dossier is dependent on various factors such as product type, indication, development phase etc.

The assessment of an IMPD is focused on patient safety and any risks associated with the IMP. Whenever any potential new risks are identified the IMPD must be amended to reflect the changes. Certain amendments are considered substantial in which case the competent authority must be informed of the substantial amendment. This may be the case for changes in IMP impurities, microbial contamination, viral safety, transmissible spongiform encephalopathies (e.g. mad cow disease) and in some particular cases to stability when toxic degradation products may be generated.

With the completion of the Asset Acquisition, the Corporation has an ongoing phase I study to obtain preliminary evidence of the safety and efficacy of infused DMT. Prior to the Asset Acquisition, an investigator's brochure (including prior safety, preclinical and clinical data), and an IMPD document that includes CMC information and a clinical study protocol and supporting information had been prepared. Approval by the Dutch ethics committee of the Phase 1 Study, planned to be conducted by CHDR will be based on the vast amount of published human and animal studies of DMT. Prior to the Asset Acquisition, preclinical data was not provided as part of the application package; however, limited additional in vivo and in vitro data to support the rationale for human dosing and safety had been included. CHDR and its partner GMP-licensed pharmacy that will be involved in the Phase 1 Study, the Leiden University Medical Center, have all the required approvals to possess and handle DMT for the Phase 1 Study.

Failure of the Corporation to receive the necessary regulatory approvals required to conduct the Phase 1 Study would have an adverse impact on its business plans and financial condition for a number of reasons including, without limitation: (i) it would cause delays in the Corporation's research and development plans; (ii) it may require the Corporation to expend additional financial and human resources on revising its application package or creating a new one; or (iii) it may require the Corporation to approach an entirely different regulatory authority in a new jurisdiction, in which case the Corporation would have to expend a substantial amount of capital and other resources on engaging the appropriate research and development partners and creating an application package that complies with the regulations of that new jurisdiction. Additionally, the Corporation would be required to spend capital on transferring the DMT materials to the new jurisdiction. All of the foregoing would likely have a negative impact on the Corporation's business and financial condition.

Pharmaceutical Products

In accordance with the Dutch Medicines Act (Geneesmiddelenwet), "medicinal products" are defined as: a substance or a combination of substances that is intended to be administered or used for, or is presented in any way as being suitable for, use: (i) the cure or prevention of any disease, defect, wound or pain in human beings, (ii) the making of a medical diagnosis in human beings, or (iii) restoring, improving or otherwise modifying physiological functions in humans by exerting a pharmacological, immunological or metabolic effect.

If a product constitutes a medicinal product, a marketing authorization for the product is required before the product may be placed on the market in the Netherlands. In the EU, marketing authorizations may be obtained through the Centralized procedure, the Decentralized or Mutual Recognition procedures and/or the national procedure. The Centralized procedure is compulsory for medicines intended to treat i.e. cancer, AIDS, neurodegenerative diseases and diabetes and optional (only) for medicines comprising of new active substances not previously approved for the EEA. When applying for a marketing authorization through the Centralized procedure, applications are submitted with the EMA. Where the Centralized procedure is not available but a medicinal product is intended for several EU/EEA Member States, an application for a marketing authorization may be submitted with the competent authority of a single EU/ EEA Member State in accordance with the Decentralized procedure. When the assessment of the application results in a decision to grant the marketing authorization, this decision will be recognized by the competent authorities of the other Member States for which the marketing authorization is applied. The Mutual Recognition procedure is similar to the Decentralised procedure, but applies to applications where the medicinal product is already the subject of a marketing authorization in another EU/EEA Member State. Finally, should a medicinal product be intended for the Netherlands only, then the national procedure may be followed by submitting an application with the Dutch Medicines Evaluation Board. It may be remarked that the national procedure is unavailable in case the Centralized procedure is compulsory or in case an applicant has already submitted an application for and/or obtained a marketing authorization in another Member State. In that case, applications must follow the Mutual Recognition procedure instead.

Companies that manufacture or trade in medicinal products and/or active pharmaceutical ingredients in the Netherlands require a manufacturing authorization or a wholesale distribution authorization. A manufacturing authorization is required for the preparation, trading in, import and export of medicinal products and/or active substances. Here, 'preparation' means the total or partial manufacture of medicinal products and/or active substances or the packaging or labelling thereof. 'Importing' means the import of medicinal products or active substances from a country outside the EEA into the Dutch territory, while 'exporting' means the export of medicinal products or active substances from the Dutch territory to a country outside the EEA. A wholesale distribution authorization is required for one or more activities within the wholesale business, such as procuring, holding, supplying, delivering or exporting medicinal products or active substances which are prepared or imported by a third party. It may be noted that holders of wholesale distribution authorization, other than holders of marketing authorizations, are not authorized to import medicinal products from countries outside the EEA.

Only a natural or legal person established in the Netherlands may obtain either a Dutch marketing authorization or a wholesale distribution authorization. These authorizations concern national permits, meaning that these authorizations are not automatically valid in other EU Member States. Furthermore, in the Netherlands applicants of marketing authorizations and wholesale distributions authorizations must be registered with Farmatec and comply with GDP norms.

Market Authorization Regulatory Process

Under the Centralized procedure, pharmaceutical companies submit a single marketing authorization application to the EMA, which provides the basis of a legally binding recommendation that will be provided by the EMA to the European Commission, the authorizing body for all centrally authorized products. This allows the marketing-authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the EU on the basis of a single marketing authorization. EMA's Committee for Medicinal products for Human Use or Committee for Medicinal Products for Veterinary Use carry out a scientific assessment of the application and give a recommendation on whether the medicine should be marketed or not, under any particular dosing regime. Although, under EU law, the EMA has no authority to permit marketing in the different EU countries, the European Commission is the authorizing body for all centrally authorized products, who takes a legally binding decision based on EMA's recommendation. Once granted by the European Commission, the centralized marketing authorization is valid in all EU Member States as well as in the European Economic Area countries Iceland, Liechtenstein and Norway. European Commission decisions are published in the Community Register of medicinal products for human use. Once a medicine has been authorized for use in the EU, the EMA and the EU Member States constantly monitor its safety and take action if new information indicates that the medicine is no longer as safe and effective as previously thought. The safety monitoring of medicines involves a number of routine activities ranging from: assessing the way risks associated with a medicine will be managed and monitored once it is authorized; continuously monitoring suspected side effects reported by patients and healthcare professionals, identified in new clinical studies or reported in scientific publications; regularly assessing reports submitted by the Corporation holding the marketing authorization on the benefit-risk balance of a medicine in real life; and assessing the design and results of post-authorization safety studies which were required at the time of authorization. The EMA can also carry out a review of a medicine or a class of medicines upon request of a Member State or the European Commission. These are called EU referral procedures; they are usually triggered by concerns in relation to a medicine's safety, the effectiveness of risk minimization measures or the benefit-risk balance of the medicine. The EMA has a dedicated committee responsible for assessing and monitoring the safety of medicines, the Pharmacovigilance Risk Assessment Committee. This ensures that EMA and the EU Member States can move very quickly once an issue is detected and take any necessary action, such as amending the information available to patients and healthcare professionals, restricting use or suspending a medicine, in a timely manner in order to protect patients.

Besides the Centralized procedure, pharmaceutical companies may also submit marketing authorization applications through the Decentralized procedure with the competent authority of a Member State. As the Centralized procedure is compulsory for medicines intended to treat specified diseases i.e. cancer, AIDS, neurodegenerative diseases and diabetes and only optional for medicines comprising of new active substances not previously approved for the EU/EEA, in all other circumstances the Decentralized procedure should be used instead if a marketing authorization is to be obtained for several EU/EEA Member States. When following the Decentralized procedure, the applicant requests one country to be the Reference Member State ("RMS") in the procedure. After having shared draft assessment reports to which both the applicant and the competent authorities of other Member States may respond, the to be granted marketing authorization will eventually go through the Mutual recognition procedure. In the Mutual recognition procedure other Member States generally adopt the RMS's assessment, unless there are important objections on the grounds of a potentially serious risk to public health. In such situations, further discussions will also be held in the Co-ordination group for Mutual recognition and Decentralised procedures ("CMDh"). When all Member States involved decide on a positive opinion on products in the CMDh, Dutch translations of the summary of product characteristics, package leaflet, labelling texts and mock-ups are submitted and a national marketing authorization is issued.

Patent Cooperation Treaty

The Patent Cooperation Treaty (the "PCT") facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. 157 countries, including Canada and the United States have ratified the PCT.

Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and national evaluation under the patent laws in force in each country where a patent is sought.

Within 12 months of filing a provisional patent application at the United States Patent and Trademark Office, the Corporation may elect to file a regular utility patent application in the United States in tandem with filing a PCT application with the World Intellectual Property Office, in each case claiming priority to the provisional patent application. Within 30 months of the provisional filing date, deadlines begin for a PCT application to enter the national phase in desired jurisdictions globally, such as Canada (30 months) and Europe (31 months), in each case claiming priority to the provisional patent application.

While the Corporation is focused on programs using psychedelic-inspired compounds, the Corporation does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates. The Corporation is exploring drug development within approved laboratory clinical trial settings conducted within approved regulatory frameworks. Though highly speculative, should any prescription drug product be developed by the Corporation (which, if it does occur, would not be for several years), such drug product will not be commercialized prior to receipt of applicable regulatory approval, which will only be granted if clinical evidence of safety and efficacy for the intended use(s) is successfully developed. The Corporation may also employ non-prescription drugs, where appropriate.

COMPLIANCE PROGRAM

The Corporation oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the Corporation's senior executives and the employees responsible for overseeing compliance, the Corporation has local counsel engaged in every jurisdiction in which it operates and has received legal opinions or advice in each of these jurisdictions regarding (a) compliance with applicable regulatory frameworks, and (b) potential exposure to, and implications arising from, applicable laws in jurisdictions in which the Corporation has operations or intends to operate.

The Corporation works with third parties who require regulatory licensing to handle scheduled drugs. The Corporation continuously updates its compliance and channel programs to maintain regulatory standards set for drug development. The Corporation also works with clinical research organizations who maintain batch records and data storage for the Corporation's clinical programs.

Additionally, the Corporation has established a Medical & Clinical Advisory Team, a Research, Clinical and Regulatory Team and a Government Relations and Communications Team with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.

In conjunction with the Corporation's human resources and operations departments, the Corporation oversees and implements training on the Corporation's protocols. The Corporation will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which the Corporation operates.

The programs currently in place include monitoring by executives of the Corporation to ensure that operations conform to and comply with required laws, regulations and operating procedures. The Corporation is currently in compliance with the laws and regulations in all jurisdictions and the related licencing framework applicable to its business activities.

The Corporation and, to its knowledge, each of its third-party researchers, suppliers and manufacturers have not received any non-compliance, citations or notices of violation which may have an impact on the Corporation's licences, business activities or operations.

The Corporation conducts due diligence on third-party researchers, medical professionals, clinics, cultivators, processors and others as applicable, with whom it engages. Such due diligence includes but is not limited to the review of necessary licenses and the regulatory framework enacted in the jurisdiction of operation. Further, the Corporation generally obtains, under its contractual arrangements, representations and warranties from such third parties pertaining to compliance with applicable licensing requirements and the regulatory framework enacted in the jurisdiction of operation.

CONSOLIDATED CAPITALIZATION

Other than as disclosed herein and in the documents incorporated by reference in this Prospectus, there have been no material changes to the share and loan capitalization of the Corporation since the date of the Interim Financial Statements.

The following table sets forth the consolidated capitalization of the Corporation as at September 16, 2025, the date immediately before the date of this Prospectus. This table should be read in conjunction with the Interim Financial Statements and the related notes and the Interim MD&A that are incorporated by reference in this Prospectus. On September 19, 2024, the outstanding Common Shares were consolidated on the basis of one new Common Share for every 38 existing Common Shares (the "Consolidation"). All figures in the table below related to securities are represented on a post-Consolidation basis.

Description of Capital	September 16, 2025
Loans and Borrowings	$34,750,000(2)
Common Shares	25,188,217(3)
Stock options	3,994,716(4)
Common Share purchase warrants	2,796,197(5)

Notes:

(1) Principal amount of Convertible Debentures issued and outstanding.

(2) Since the date of the Interim Financial Statements, an aggregate of (i) 1,590,298 Common Shares were issued on conversion of the Convertible Debentures, and (ii) 7,894 Common Shares were issued upon exercise of certain options to purchase Common Shares.

(3) On August 15, 2025, options to purchase an aggregate of 53,800 Common Shares at an exercise price of $10.00 per Common Share and options to purchase an aggregate of 80,000 Common Shares at an exercise price of $11.00 per Common Share were granted under the Corporation’s equity incentive plan (the "Equity Incentive Plan"). On August 29, 2025, options to purchase an aggregate of 15,000 Common Shares at an exercise price of $11.00 per Common Share were granted under the Equity Incentive Plan.

(4) For ease of reference, the Common Share purchase warrants are presented above on a post-Consolidation basis however, the total number of Common Share purchase warrants outstanding have not been consolidated. Rather, the exchange ratio was adjusted on the Consolidation such that the number of Common Shares underlying each Common Share purchase warrant was consolidated.

The applicable Prospectus Supplement will describe any material changes, and the effect of such material changes, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to each Prospectus Supplement.

USE OF PROCEEDS

The net proceeds from any Offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that Offering of Securities. Notwithstanding, the Corporation's management has broad discretion in the application of proceeds of an Offering of Securities. On the basis of results obtained or for other sound business reasons, the Corporation may re-allocate funds as required. Accordingly, the Corporation's actual use of proceeds may vary significantly from any proposed use of proceeds disclosed in any applicable Prospectus Supplement. See "Risk Factors - Risks Related to an Offering - Discretion over the Use of Proceeds". The Corporation will not receive any proceeds from any sale of Securities by a Selling Securityholder.

Sources and Uses of Capital

As at September 16, 2025, the Corporation had approximately US$92,200,000 in cash. As at September 16, 2025, the Corporation anticipates that it will require approximately US$92,200,000 to continue operations over the next 12 months, including funding towards the achievement of the next significant milestone under the Corporation’s Deuterated Psilocin Program (CYB003), Deuterated Dimethyltryptamine Program (CYB004), and Phenethylamine and Tryptamine Derivatives Program (CYB005).

The Corporation may be required to reduce its general and administrative expenses if it does not have sufficient capital to meet its below stated objectives, or it may allocate its financial resources differently than listed below. The expected reduction in future expenditures, absent any capital injections, compared to the Corporation's historic expenditures would be achieved as follows: (i) a reduction in marketing activities; (ii) a reduction in workforce and/or compensation; (iii) a reduction in public relations and investor relations activities; and (iv) a reduction of planned expenses under the Deuterated Dimethyltryptamine Program and Phenethylamine Derivatives Program, which would also result in a delay of anticipated timing for completion of the next significant milestones under each of these programs.

Program(1)	Anticipated 12 Month Use of Funds(2)(3) US($)	Anticipated Timeline for Completion(4)
Deuterated Psilocin Program (CYB003)(5)
Provide topline efficacy data readout from the first Phase 3 study, APPROACH	27,717,000	2026
Progression of the second Phase 3 study, EMBRACE	24,368,000	N/A(7)
Progression of the third Phase 3 study, EXTEND	23,923,000	N/A(7)
Deuterated Dimethyltryptamine Program (CYB004)
Complete the Phase 2 GAD study	1,548,000	December 2025(8)
Provide topline data readout from the Phase 2 GAD study	594,000	Q1 2026
Phenethylamine and Tryptamine Derivatives Program (CYB005)
Deliver a drug development candidate	346,000	Q3 2026(9)
Working Capital, and General Corporate Purposes(6)	13,704,000	N/A
Total	92,200,000

Notes:

(1) Please see the Interim MD&A for a description of the Corporation’s programs. All milestones are subject to receipt of all necessary approvals, including the academic and scientific organizations with which the Corporation is working.

(2) Effective April 1, 2025, the Corporation changed its presentation currency from the Canadian dollar to the United States dollar . The change in presentation currency was made to better reflect the Corporation’s operations, align with the currency in which the majority of cash based expenses are denominated, and improve comparability of its financial results with other publicly traded businesses in the industry. As a result, all amounts presented under the heading “ Sources and Uses of Capital” are in United States dollar unless otherwise stated.

(3) Represents proceeds from private placements and offerings previously disclosed.

(4) Anticipated timeline for completion is based on the calendar year. Anticipated spending and timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

(5) The Corporation's APPROACH trial participants (n=220) will be randomized 1:1 to receive 16 mg of CYB003 (n=110), or inactive placebo (n=110). Each arm will evaluate a two-dose regimen, with doses administered three weeks apart. The study will enroll patients suffering from moderate to severe MDD (MADRS≥24) who are on a stable dose of antidepressant medication but are responding inadequately. The primary endpoint will be change in depressive symptoms as measured by change in MADRS from baseline at six weeks after the first dose. APPROACH is expected to enroll at approximately 45 clinical sites across the U.S. The Corporation's EMBRACE trial participants (n=330) will be randomized 1:1:1 to receive 16 mg of CYB003 (n=110), 8 mg of CYB003 (n=110), or inactive placebo (n=110). Each arm will evaluate a two-dose regimen, with doses administered three weeks apart. The study will enroll patients suffering from moderate to severe MDD (MADRS≥24) who are on a stable dose of antidepressant medication but are responding inadequately. The primary endpoint will be change in depressive symptoms as measured by change in MADRS from baseline at six weeks after the first dose. EMBRACE is expected to enroll at approximately 60 clinical sites, with minimal site overlap with the APPROACH study. Participants (up to n=550) from APPROACH and EMBRACE will roll over into EXTEND, the Corporation's Phase 3 Pivotal study 3 trial, after the completion of the 12-week, double-blind, placebo-controlled treatment periods. During EXTEND, all participants who did not respond to treatment in the APPROACH and EMBRACE studies or who relapse during the EXTEND study will be eligible to receive an additional two doses of CYB003 (16 mg) administered three weeks apart. Participants who do not respond to these two doses or relapse again will be eligible to receive an additional single 16 mg dose of CYB003. The Corporation has engaged Worldwide Clinical Trials Inc, a full-service contract research organization with deep expertise in central nervous system drug development, to carry out the Phase 3 pivotal studies of CYB003. The Corporation cannot at this time estimate the cost of bringing CYB003 drug candidate to market as much of the associated costs depend on the outcomes of the phase III pivotal clinical trials. Further, there is no assurance that the aforementioned timelines will be met or that such studies will be completed. Anticipated timelines regarding drug development and recruitment of patients for participation in clinical trials are dependent on various factors and are based on reasonable assumptions informed by current knowledge and information available to the Corporation. Such statements are informed by, among other things, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the prescription drug product candidate, the number, availability, location and accessibility of clinical trial sites, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Corporation's development efforts to date.

(6) Includes personnel costs, professional services, overhead expenses and general expenses to be incurred by the Corporation in the normal course of business. In addition, the Corporation intends to use a portion of these proceeds to continue funding both its Deuterated Psilocin Program and Deuterated Dimethyltryptamine Program. The allocation between and specific milestones within these programs have not yet been determined.

(7) The Corporation will progress the Phase 3 study EMBRACE and Phase 3 study EXTEND over the next 12 months however, these studies are not anticipated to be completed within the 12 month timeframe.

(8) The Corporation has updated the anticipated timeline for completion of this milestone. The Corporation had previously expected it would complete this milestone around mid-year 2025. There was a minor change in anticipated timing due to updates to the study. Anticipated spending and timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

(9) The Corporation has updated the anticipated timeline for completion of this milestone. The Corporation had previously expected it would complete this milestone in Q1 2026. The Corporation has expanded this program, which previously was focused only on phenethylamine molecules to also include tryptamine molecules. Anticipated spending and timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Corporation.

For detailed information in respect of the Corporation’s business objectives and milestones, and the application of proceeds from prior offerings by the Corporation, prospective purchasers of Securities should carefully consider the information described in the Annual Information Form and Interim MD&A of the Corporation, and the documents incorporated by reference herein, including the applicable Prospectus Supplement.

As at September 16, 2025, the Corporation’s current financial resources, absent any capital injections, will be sufficient to meet the Corporation’s short-term liquidity requirements and to fund its operations for the coming 12 months. The Corporation makes this statement based on its current cash position of approximately US$92,200,000.

The Corporation's expectation is based on certain assumptions and risks as set forth in the section "Cautionary Note Regarding Forward Looking Information" and "Risk Factors" in this Prospectus.

The expected uses of capital represents the Corporation's current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of available capital will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of capital, or termination of a program objective, may be necessary in order for the Corporation to achieve its program objectives. The Corporation may also require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, and the Corporation expects to either issue additional securities or incur debt to do so. The material factors or assumptions used to develop the estimated amounts for the 12 months period disclosed above are included in the "Cautionary Note Regarding Forward-Looking Information" section above. The actual amount that the Corporation spends in connection with each of the identified uses and programs will depend on a number of factors, including those listed under "Risk Factors" in, or incorporated by reference in, this Prospectus.

Negative Cash Flow From Operations

Since inception, the Corporation has financed its operations primarily from the issuance of equity and interest income on funds available for investment. To date, the Corporation has raised approximately US$383,000,000 in gross proceeds through private placement and prospectus offerings. The Corporation has experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue its research and development activates. As the Corporation has not yet achieved profitability. The Corporation has not earned any revenue or reached successful commercialization of any products. The Corporation’s success is dependent upon the ability to finance its cash requirements to continue its activities. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all. To the extent that the Corporation has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Corporation will be required to raise additional funds through the issuance of additional equity securities, through loan financing, or other means, such as through partnerships with other companies and research and development reimbursements. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained. See “Risk Factors – Risks Related to an Offering - Negative Operating Cash Flow”.

SELLING SECURITYHOLDERS

The Prospectus may also from time to time, relate to the Offering of Securities by way of a secondary offering (each, a "Secondary Offering") by one or more Selling Securityholders. The terms under which the Securities will be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (iii) the number of Securities being distributed for the accounts of each Selling Securityholders; (iv) the number of Securities to be beneficially owned, controlled, or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the class or series; (v) whether such Securities are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the date or dates such Selling Securityholder acquired the Securities; (vii) if a Selling Securityholder acquired the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to such Selling Securityholder in the aggregate and on a per Security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1 - Short Form Prospectus, and, if applicable, each Selling Securityholder will file a non-issuer's submission to jurisdiction form with the applicable Prospectus Supplement. No Selling Securityholder may distribute Securities pursuant to an "at-the-market distribution" in Canada.

DIVIDEND POLICY

The Corporation has never declared nor paid dividends on the Common Shares. Currently, the Corporation intends to retain its future earnings, if any, to fund the development and growth of its business, and the Corporation does not anticipate declaring or paying any dividends on the Common Shares in the near future, although the Corporation reserves the right to pay dividends if and when it is determined to be advisable by the board of directors of the Corporation. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in the Common Shares in the foreseeable future. See "Risk Factors - Risks Related to an Offering - Speculative Nature of Investment Risk".

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The following is a brief summary of certain general terms and provisions of the Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such Offering of Securities, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. As at September 16, 2025, the Corporation had 25,188,217 Common Shares and nil preferred shares issued and outstanding.

Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Corporation other than meetings of the holders of another class of shares. Each holder of Common Shares is also entitled to receive dividends if, as and when declared by the board of directors of the Corporation. Holders of Common Shares are entitled to participate in any distribution of the Corporation's net assets upon liquidation, dissolution or winding-up on an equal basis per share. There are no pre-emptive, redemption, retraction, purchase or conversion rights attaching to the Common Shares.

Common Shares may be sold separately or together with certain other Securities under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain other Securities qualified for issuance under this Prospectus.

Warrants

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Corporation with the relevant securities regulatory authorities in Canada after it has been entered into by the Corporation.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

  the designation of the Warrants;

  the aggregate number of Warrants offered and the offering price;

  the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the dates or periods during which the Warrants are exercisable;

  the designation and terms of any securities with which the Warrants are issued;

  if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  whether such Warrants will be listed on any securities exchange;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  certain material Canadian tax consequences of owning the Warrants; and

  any other material terms and conditions of the Warrants.

Units

The Corporation may issue Units comprised of one or more of the other Securities described herein in any combination. Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit; thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any Unit agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

  the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

  certain material Canadian tax consequences of owning the Securities comprising the Units; and

  any other material terms and conditions of the Units.

Debt Securities

The Debt Securities may be issued in one or more series under an indenture (the "Indenture") to be entered into between the Corporation and one or more trustees that may be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The Corporation may issue Debt Securities, separately or together, with Common Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the specific designation of the Debt Securities;

  any limit on the aggregate principal amount of the Debt Securities;

  the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

  the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which the Corporation may redeem the Debt Securities, in whole or in part, at its option;

  the covenants applicable to the Debt Securities;

  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities of the Corporation;

  the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;

  whether the Debt Securities will be secured or unsecured;

  whether the Debt Securities will be issuable in the form of global securities ("Global Securities"), and, if so, the identity of the depositary for such Global Securities;

  the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities; and

  any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Corporation denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Corporation will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Subscription Receipts

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with the relevant securities regulatory authorities in Canada after the Corporation has entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

  the number of Subscription Receipts;

  the price at which the Subscription Receipts will be offered;

  the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

  the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

  the designation, number and terms of other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  certain material Canadian tax consequences of owning the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

PLAN OF DISTRIBUTION

General

The Corporation and the Selling Securityholders may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and sell up to an aggregate of $800,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.

The Securities may be sold by the Corporation and the Selling Securityholders (i) directly pursuant to applicable statutory exemptions, (ii) to or through underwriters or dealers, or (iii) through designated agents pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular Offering of Securities will identify any underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the purchase price of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the identity of the Selling Securityholders, if any, the net proceeds to the Corporation or the Selling Securityholder, as applicable, and any other material terms of the plan of distribution (including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102). Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. In addition, one or more Selling Securityholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, in the case of the Corporation, but not the Selling Securityholders, sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers including sales in transactions that are deemed to be "at-the-market" distributions, including sales made directly on the CBOE Canada or other existing trading markets for the Securities, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation and/or the Selling Securityholder(s). The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Sales of Securities under an "at-the-market distribution", if any, will be made pursuant to an accompanying Prospectus Supplement. Sales of Securities under any "at-the-market" program will be made in transactions that are "at-the-market distributions" as defined in NI 44-102. The volume and timing of any "at-the-market distributions" will be determined at the Corporation's sole discretion.

No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the "at-the-market distribution", including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation, any Selling Securityholder or from other parties, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation that they receive from the Corporation or any Selling Securityholder and any profit that they make on the resale of the Securities, may be deemed to be underwriting commissions.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation and/or any Selling Securityholder, to indemnification by the Corporation and/or any Selling Securityholder against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any Offering of Securities, subject to applicable laws and other than an "at-the-market distribution", the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the offered Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Unless specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants, Units and Debt Securities may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants, Units and Debt Securities purchased under this Prospectus and the Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Warrants, Units and Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, Warrants, Units and Debt Securities and the extent of issuer regulation. See "Risk Factors".

RISK FACTORS

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business and present stage of development. Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described below and under the heading “Risk Factors” in the Annual Information Form and under the heading “Risks and Uncertainties” in the Interim MD&A, and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific Offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Risks Related to the Business of the Corporation

Regulatory Risks and Uncertainties

In Canada, certain psychedelic drugs, including psilocybin/psilocin, are classified as Schedule III drugs under the CDSA and as such, medical and recreational use is illegal under Canadian federal laws. In the United States, certain psychedelic drugs, including psilocybin, psilocin, DMT, and 5-Methoxy-DMT, are classified as Schedule I drugs under the CSA and the Controlled Substances Import and Export Act and as such, medical and recreational use is illegal under the U.S. federal laws. Anyone wishing to conduct research on substances listed in Schedule I under the CSA must register with the DEA and obtain DEA approval of the research proposal. The EU member states currently classify DMT as a Schedule I substance under the UN 71 and, as such, a licence is required to produce, dispense, import or export any Schedule I substances, but the specific requirements vary from country to country. Currently in the Netherlands, DMT is classified as a List 1 Drug under the Dutch Opium Act and, as such, subject to express authorization being obtained, the production, trade and possession of DMT are prohibited. In the United Kingdom, "Fungus (of any kind) which contains psilocin or an ester of psilocin" is controlled as a Class A drug under the MDA and Schedule 1 drug under the MDR. As psilocybin is a phosphate ester of psilocin, even if it is isolated from psilocin, it will still be treated as a Class A drug under the MDA and as a Schedule 1 drug under the MDR. Schedule 1 drugs can only be lawfully manufactured, produced, possessed and supplied under a controlled drugs domestic licence issued by the UK Home Office.

There is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which the Corporation operates. All activities involving such substances by or on behalf of the Corporation are conducted in accordance with applicable federal, provincial, state and local laws. Further, all facilities engaged with such substances by or on behalf of the Corporation do so under current licences and permits issued by appropriate federal, provincial and local governmental agencies. While the Corporation is focused on programs using psychedelic inspired compounds, the Corporation does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, the laws and regulations generally applicable to the industry in which the Corporation is involved in may change in ways currently unforeseen. Any amendment to or replacement of existing laws or regulations, including the classification or re-classification of the substances the Corporation is developing or working with, which are matters beyond the Corporation's control, may cause the Corporation's business, financial condition, results of operations and prospects to be adversely affected or may cause the Corporation to incur significant costs in complying with such changes or it may be unable to comply therewith. A violation of any applicable laws and regulations of the jurisdictions in which the Corporation operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Corporation operates, or private citizens or criminal charges.

The loss of the necessary licences and permits for any of the above scheduled drugs could have an adverse effect on the Corporation's operations.

The psychedelic drug industry is a fairly new industry and the Corporation cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, the Corporation cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. The impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Corporation.

The success of the Corporation's business is dependent on the reform of controlled substances laws pertaining to psilocybin. If controlled substances laws are not favourably reformed in Canada, the United States, the Netherlands, the UK, and other global jurisdictions, the commercial opportunity that the Corporation is pursuing may be highly limited.

The Corporation makes no medical, treatment or health benefit claims about the Corporation's proposed products. The FDA, Health Canada, the EMA or other similar regulatory authorities have not evaluated claims regarding psilocybin, DMT, psilocybin analogues, or other psychedelic compounds. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, DMT, psilocybin analogues, or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Corporation has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Corporation verified such in clinical trials or that the Corporation will complete such trials. If the Corporation cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Corporation's performance and operations.

"Foreign Private Issuer" Status Under the U.S. Securities Laws

The Corporation is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation's shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

Risks Related to an Offering

Speculative Nature of Investment Risk

An investment in the Common Shares and the Corporation's prospects generally are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described or incorporated by reference herein, or other unforeseen risks. If any of such risks actually occur, then the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider all risks and consult with their professional advisors to assess any investment in the Corporation.

Negative Operating Cash Flow

The Corporation has had negative cash flow from operating activities since inception. Drug development involves long lead times, is very expensive and involves many variables of uncertainty. As such, significant capital investment will be required to achieve the Corporation's existing plans. The Corporation's net losses have had and will continue to have an adverse effect on, among other things, shareholder equity, total assets and working capital. The Corporation expects that losses may fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial based on the stage of development of its principal programs. The Corporation cannot predict when it will become profitable, if at all. Accordingly, the Corporation may be required to obtain additional financing in order to meet its future cash commitments.

Discretion over the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of net proceeds from an offering by the Corporation of its Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation's sole discretion.

Management will have discretion concerning the use of proceeds ascribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer. See "Use of Proceeds".

Need for Additional Financing

The continued development of the Corporation will require additional financing. The Corporation's activities do have scope for flexibility in terms of the amount and timing of expenditures, and expenditures may be adjusted accordingly. However, further operations will require additional capital and will depend on the Corporation's ability to obtain financing through debt, equity or other means. The Corporation's ability to meet its obligations and maintain operations may be contingent upon successful completion of additional financing arrangements. There is no assurance that the Corporation will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Corporation. In addition, any future financing may also be dilutive to existing shareholders of the Corporation. See "Risk Factors - Risks Related to an Offering - Negative Operating Cash Flow" and "- Potential Dilution".

Volatile Market Price of Corporation's Common Shares

The securities market in Canada has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Corporation. The value of the Common Shares distributed hereunder will be affected by such volatility.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Corporation's business, including fluctuations in the Corporation's operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysis' estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "Cautionary Note Regarding Forward-Looking Information". In addition, the market price for securities on stock markets, including the CBOE Canada is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Corporation.

Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Corporation's operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance. As at the date of this Prospectus, only the Common Shares are listed on a securities exchange and may be purchased in the secondary market.

Potential Dilution

The Corporation's articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the board of directors of the Corporation, in many cases, without the approval of the Corporation's shareholders. The Corporation cannot predict the size of future issuances of Common Shares or other Securities or the effect that future issuances and sales of Common Shares or other Securities will have on the market price of the Corporation's Securities. Issuances of a substantial number of additional Securities, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share. "Risk Factors - Risks Related to an Offering - Potential Need for Additional Financing".

Pursuant to the Securities Purchase Agreement, the Corporation and High Trail also entered into a registration rights agreement, as amended on August 12, 2025 (the “Registration Rights Agreement”) pursuant to which, among other matters, the Corporation agreed to file a prospectus supplement to its effective Form F-10 registration statement to register under the U.S. Securities Act the resale by High Trail of up to 20,000,000 Common Shares issuable upon the conversion of the Convertible Debentures (the “Registrable Common Shares”), on the terms of the Securities Purchase Agreement and the Convertible Debentures, at the Conversion Price (as defined in the Securities Purchase Agreement) in the United States, within 15 calendar days of the closing date. Accordingly, in order to meet its obligations under the Registration Rights Agreement, on July 14, 2025, the Corporation filed a prospectus supplement (the “July Prospectus Supplement”) to permit High Trail to offer up to 20,000,000 Registrable Common Shares for sale or other disposition from time to time in the United States. Further, the Securities Purchase Agreement contemplates that the Corporation may sell and issue to High Trail up to an additional $450,000,000 aggregate principal amount of Convertible Debentures (the “Additional Convertible Debentures”) at a future date, upon mutual agreement of the parties. It is anticipated that High Trail will receive registration rights to permit High Trail to offer such number of Common Shares as would be issued on conversion of the Additional Convertible Debentures (the “Additional Registrable Common Shares”), for sale or other disposition from time to time in the United States. If all of the Registrable Common Shares are issued and outstanding, they would represent a substantial percentage of the Corporation’s public float and of the outstanding Common Shares. As of July 14, 2025, the Registrable Common Shares covered by the July Prospectus Supplement represent approximately 87% of the total number of outstanding Common Shares (assuming all of the Registrable Common Shares covered by the July Prospectus Supplement were issued and outstanding). Accordingly, the resale of the Registrable Common Shares covered by the July Prospectus Supplement, and the resale of any Additional Registrable Common Shares issued on conversion of the Additional Convertible Debentures, or the perception that such sales may occur, could result in a significant decline in the public trading price of the Common Shares. The number of Registrable Common Shares that may actually be issued by the Corporation upon conversion of the Convertible Debentures may be fewer or greater than the number of Registrable Common Shares being qualified by the July Prospectus Supplement. The number of Registrable Common Shares that may actually be acquired by High Trail pursuant to the Convertible Debentures is not known given the variable Conversion Price. In the event that the number of Common Shares issuable upon conversion of the Convertible Debentures is greater than the Registrable Common Shares covered by the July Prospectus Supplement, the Corporation may be obligated under the terms of the Registration Rights Agreement to file and have declared effective additional registration statements registering under the U.S. Securities Act the resale of additional Common Shares issuable upon the conversion of any Convertible Debentures then outstanding.

Market for Securities

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, such unlisted Securities may not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such unlisted Securities purchased under this Prospectus. This may affect the pricing of the Corporation's Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Enforcement of Civil Liabilities

Certain of the Corporation's subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Corporation, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

The Corporation has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Corporation who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Most of the officers and directors named in this Prospectus are not residents of the United States, and some of the Corporation's assets and all or a substantial portion of the assets of such person are located outside of the United States.

The Corporation has been advised that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

The Corporation is filing with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Securities will be passed upon by Aird & Berlis LLP on behalf of the Corporation. As at the date of this Prospectus, the designated professionals of Aird & Berlis LLP, as a group, beneficially own, directly or indirectly, less than one percent of the securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Zeifmans LLP, Chartered Professional Accountants, are the auditors of the Corporation and have confirmed that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. Neither Zeifmans LLP nor any designated professional thereof, had any registered or beneficial interest in any securities or other property of the Corporation at the time they prepared the relevant financial statements incorporated by reference in this Prospectus or at any time thereafter.

The registrar and transfer agent of the Common Shares is Odyssey Trust Company at its principal office in Calgary, Alberta.

US$50,000,008

10,309,280 Common Shares

Price: US$4.85 per Common Share

CYBIN INC. DOING BUSINESS AS

HELUS PHARMA

PROSPECTUS SUPPLEMENT

Joint Book Running Managers

Cantor	Barclays

Lead Managers

Bloom Burton & Co.	Lucid Capital Markets